Form 51-102F4
Business Acquisition Report

Item 1 Identity of YM

1.1  Name and address of YM
YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4

1.2  Executive Officer

For further information, please contact Mr. Len Vernon, Vice President, Finance & Administration at (905) 629-9761.

Item 2 Details of the Acquisition

2.1 Nature of Business Acquired

On January 29, 2010 the Company acquired Cytopia Limited (“Cytopia”) a clinical-stage, drug development company based in Melbourne, Australia.  This transaction was conducted by a Scheme of Arrangement whereby YM BioSciences Inc. (“YM”) acquired all of the issued shares and options in Cytopia effective January 29, 2009.  Cytopia, a public entity traded on the Australian Securities Exchange and incorporated as an Australian corporation is a biotechnology company engaged in developing cancer therapeutics.

2.2 Date of Acquisition

January 29, 2010

2.3 Consideration

The purchase price (value of YM common shares issued plus the fair value of stock options issued in exchange for the partly paid shares) for Cytopia was estimated to be $12.642 million.

•
Cytopia shareholders received 0.0852 YM common shares for each Cytopia common share held at the record date, as the 20-day volume weighted average price of YM common shares traded on the Toronto Stock Exchange and the New York Stock Exchange/Amex, ending on the day prior to the effective date of January 15, 2009 of $1.6178 was in the range of $1.2905 to $2.3966.  This resulted in the issuance of a total of 7,215,053 YM common shares, based on the number of Cytopia common shares outstanding on the record date.

•
The holders of Cytopia partly paid shares received 61,635 YM common shares and 138,442 YM stock options as consideration for the exchange of their partly paid shares. Partly paid shares are issued but not fully paid and there are restrictions as to rights and trading of partly paid shares.

•	Cytopia optionholders received 225,950 YM stock options in consideration for the cancellation of their Cytopia options. The fair value of the options issued by YM was $57,000.

2.4 Effect on Financial Position

YM does not have any plans or proposals for material changes that may have a significant effect on the results of the operations and financial position of the Company on a consolidated basis. YM intends to continue the development of Cytopia’s clinical stage therapeutic products. Cytopia shares have been delisted from the Australian Securities Exchange and are no longer subject to continuing disclosure obligations of an Australian public company.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable

2.7 Date of Report

DATED at Toronto, this 12th day of February, 2010.

YM BioSciences Inc.

Per:	“David G.P. Allan”
David G. P. Allan
Chief Executive Officer

Item 3 Financial Statements
The following financial statements are incorporated into this Business Acquisition Report by reference:

(a)
The consolidated balance sheets of YM as of June 30, 2009 and 2008, the consolidated statements of operations and comprehensive loss and deficit, and the consolidated statements of cash flows for each of the years then ended prepared in accordance with Canadian generally accepted accounting principles (Cdn GAAP), (including the reconciliation of differences between Cdn GAAP and United States generally accepted accounting principles (US GAAP) set out in Note 16 to the financial statements) and the report of the independent auditors KPMG LLP dated September 23, 2009;

(b)
Unaudited interim financial statements of YM for the six months ended December 31, 2009 and 2008 (including the reconciliation of differences between Cdn GAAP and US GAAP set out in note 10 to the financial statements);

The following financial statements are included as part of this Business Acquisition Report;

(a)
The consolidated balance sheets of Cytopia Inc. as of June 30, 2009 and 2008, and the related statements of income, changes in equity, and cash flows for each of the years then ended prepared in accordance with Australian Accounting Standards which includes Australian equivalents to International Financial Reporting Standards (AIFRS) (including the reconciliation of differences between AIFRS and Cdn GAAP, and AIFRS to US GAAP) set out in notes 28 and 29 to the financial statements and the report of the independent auditors, BDO Audit (NSW-VIC) Pty. Ltd., dated September 16, 2009, except for notes 22, 28 and 29, as to which the dates are February 8, 2010 and a report of the independent auditors in respect of compatibility with Canadian GAAS;

(b)
Unaudited interim financial statements of Cytopia for the six months ended December 31, 2009 and 2008 (including the reconciliation of differences between AIFRS and Canadian and United States GAAP set out in notes 9 and 10 to the financial statements); and

(c)
Unaudited pro forma condensed combined balance sheet as at December 31, 2009 of YM BioSciences Inc. and the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2009 and for the year ended June 30, 2009 (including the reconciliation of differences between AIFRS and Cdn GAAP, and Cdn GAAP to United States GAAP).

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

INCOME STATEMENT
For the year ended 30 June 2009

		Consolidated		Parent Entity
		2009	2008	2009	2008
	Notes	$	$	$	$
Continuing operations
Revenue	5	4,180,997	4,392,600	1,029,700	1,079,831
Other income	5	845,732	766,761	1,531,051	1,125,306
Research and development expenses	6	(7,916,549)	(9,501,892)	-	(76,184)
Management and general administration expenses	6	(3,614,172)	(3,262,024)	(10,601,039)	(10,194,895)
Impairment of shares in subsidiaries	6	-	-	(8,486,098)	-
Loss before income tax		(6,503,992)	(7,604,555)	(16,526,386)	(8,065,942)
Income tax benefit / (expense)	7	(11,775)	915	2,594	(11,463)

Loss attributable to members of Cytopia Ltd		(6,515,767)	(7,603,640)	(16,523,792)	(8,077,405)

Loss per share for loss attributable to the ordinary equity holders of the company		Cents	Cents
Basic and diluted loss per share	20	(7.7)	(9.6)

The above income statement should be read in conjunction with the accompanying notes.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

BALANCE SHEET
As at 30 June 2009

		Consolidated		Parent Entity
		2009	2008	2009	2008
	Notes	$	$	$	$
ASSETS
Current Assets
Cash and cash equivalents	8	3,970,740	11,001,613	1,938,885	9,556,757
Trade and other receivables	9	5,141	296,193	3,859	67,660
		3,975,881	11,297,806	1,942,744	9,624,417
Non current assets held for sale	11	310,862	-	-	-
Total Current Assets		4,286,743	11,297,806	1,942,744	9,624,417

Non-Current Assets
Investment in subsidiaries	10	-	-	31,300,000	39,786,098
Property, plant and equipment	11	99,921	1,242,848	73,132	310,201
Intangible assets	12	1,955,356	2,022,901	-	-
Total Non-Current Assets		2,055,277	3,265,749	31,373,132	40,096,299

Total assets		6,342,020	14,563,555	33,315,876	49,720,716

LIABILITIES
Current Liabilities
Trade and other payables	13	1,052,714	1,724,758	280,608	313,346
Provisions	13	262,976	389,674	60,430	32,540
Deferred income	13	-	1,040,152	-	-
Total Current Liabilities		1,315,690	3,154,584	341,038	345,886

Non-Current Liabilities
Provisions	14	21,954	86,675	9,312	4,997
Total Non-Current Liabilities		21,954	86,675	9,312	4,997
Total Liabilities		1,337,644	3,241,259	350,350	350,883

Net assets		5,004,376	11,322,296	32,965,526	49,369,833

EQUITY
Contributed equity	15	50,973,331	50,957,329	50,973,331	50,957,329
Reserves	16(a)	1,667,193	1,485,348	1,728,952	1,625,469
Retained earnings / Accumulated losses	16(b)	(47,636,148)	(41,120,381)	(19,736,757)	(3,212,965)
Total Equity		5,004,376	11,322,296	32,965,526	49,369,833

The above balance sheet should be read in conjunction with the accompanying notes.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

STATEMENT OF CHANGES IN EQUITY
For the year ended 30 June 2009

		Consolidated		Parent Entity
		2009	2008	2009	2008
	Notes	$	$	$	$
Total equity at the beginning of the year		11,322,296	13,948,211	49,369,833	52,400,070
Exchange differences on translation of foreign operations	16(a)	78,362	(69,443)	-	-
Net income recognised directly in equity		78,362	(69,443)	-	-
Loss for the year		(6,515,767)	(7,603,640)	(16,523,792)	(8,077,405)
Total recognised income and expense for the year		(6,437,405)	(7,673,083)	(16,523,792)	(8,077,405)

Transactions with equity holders in their capacity as equity holders:

Employee share options	16(a)	103,483	218,148	103,483	218,148
Contributions of equity, net of transaction costs	15(d)	16,002	4,829,020	16,002	4,829,020
		119,485	5,047,168	119,485	5,047,168
		(6,317,920)	(2,625,915)	(16,404,307)	(3,030,237)
Total equity at the end of the year		5,004,376	11,322,296	32,965,526	49,369,833

The above statement of changes in equity should be read in conjunction with the accompanying notes.

CYTOPIA LTDR	Audited Financial Statements for the year ended 30 June 2009

CASH FLOW STATEMENT
For the year ended 30 June 2009

		Consolidated		Parent Entity
		2009	2008	2009	2008
	Notes	$	$	$	$
Cash Flows from Operating Activities
Receipts from subsidiaries (inclusive of goods and services tax)		-	-	2,252,972	1,412,731
Payments to suppliers and employees (inclusive of goods and services tax)		(12,481,671)	(11,226,340)	(2,941,575)	(2,142,339)
Interest received		415,946	822,686	358,094	792,406
Grants (inclusive of goods and services tax)		900,661	739,351	-	-
Licence fees		4,043,276	2,507,226	-	7,289
Income taxes refunded / (paid)		28,506	(145,757)	46,540	(151,914)
Net cash outflow from operating activities	17	(7,093,282)	(7,302,834)	(283,969)	(81,827)

Cash Flows from Investing Activities
Payments for property, plant and equipment		(68,864)	(644,790)	-	(465,808)
Proceeds from sale of property, plant and equipment		1,337	16,294	-	-
Payments for sale of available-for-sale financial assets		(68,943)	-	(68,943)	-
Proceeds from sale of available-for-sale financial assets		90,199	-	90,199	-
Net cash inflow / (outflow) from investing activities		(46,271)	(628,496)	21,256	(465,808)

Cash Flows from Financing Activities
Proceeds from issues of shares and other equity securities		-	5,060,020	-	5,060,020
Payments for share issue transaction costs		-	(231,000)	-	(231,000)
Intercompany loans		-	-	(7,355,159)	(7,729,313)
Net cash inflow from financing activities		-	4,829,020	(7,355,159)	(2,900,293)

Net decrease in cash held		(7,139,553)	(3,102,310)	(7,617,872)	(3,447,928)
Cash and cash equivalents at the beginning of the financial year		11,001,613	14,130,104	9,556,757	13,004,685
Effects of exchange rate changes on cash and cash equivalents		108,680	(26,181)	-	-
Cash at the end of the financial year	8	3,970,740	11,001,613	1,938,885	9,556,757

The above cash flow statement should be read in conjunction with the accompanying notes.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2009

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 1.  Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Cytopia Ltd as an individual entity and the consolidated entity consisting of Cytopia Ltd and its subsidiaries.

a)	Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with International Financial Reporting Standards (‘IFRS”)
Australian Accounting Standards includes Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the consolidated financial statements and notes of Cytopia Ltd under AIFRS comply with IFRS. The parent entity financial statements and notes also comply with IFRS.

Historical cost convention
These financial statements have been prepared under the historical cost convention.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

b)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries controlled by Cytopia Ltd (“company” or “Cytopia”) as at 30 June 2009 and the results of all controlled entities for the year then ended. Cytopia Ltd and its subsidiaries together are referred to in this financial report as the Group or consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1[g])

Intercompany transactions, balances and unrealised gains on transaction between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Subsidiaries are carried at cost less impairment losses in the balance sheet of the parent entity.

c)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different to those of segments operating in other economic environments.

d)	Foreign currency translation

The consolidated financial statements are presented in Australian dollars, which is Cytopia Ltd’s functional and presentation currency.

Cytopia Inc is a controlled entity, incorporated in the United States of America. Cytopia Inc’s functional currency is US dollars. Its assets and liabilities are translated into Australian currency at the rate of exchange ruling at balance date, while its incomes and expenses are translated at the average of rates ruling during the year.  Exchange differences arising on translation are taken to the foreign currency translation reserve.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the spot rate on balance sheet date. Non monetary items measured at historical cost are not retranslated. Non monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Exchange differences arising on the translation of monetary items are recognised in the income statement.

e)	Revenue and income recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised;

Licence fees are recognised in accordance with the underlying agreement.  Upfront payments are brought to account as revenues unless there is a correlation to ongoing research and both components are viewed as one agreement, in which case the licence income is amortised over the anticipated period of the associated research program.  Unamortised licence revenue is recognised on the balance sheet as deferred income.

Interest revenue is recognised on an accruals basis using the effective interest method.

Income from the sale of assets is measured as the consideration received net of the carrying value of the asset and any costs of disposal.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Government grants

Government grants relating to costs are recognised as a liability in the balance sheet when the grant is received and recognised in the income statement as other income over the period necessary to match them with the costs that they are intended to compensate.

f)	Income tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction.  The relative tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.  An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability.  No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit of taxable profit or loss.

Deferred tax assets are only recognised for deductible temporary differences and unused tax losses if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax assets are used to offset deferred tax liabilities where available and there is a legally enforceable right to set off such balances.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utlised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probably that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Cytopia Ltd has not elected to implement tax consolidation with its wholly-owned Australian controlled entities as of the date of this report.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

g)	Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired.  Cost is determined as the fair value of the assets contributed, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.  Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the effective acquisition date unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 1[m]).  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition.  The discount rate used is based on an estimate of the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

h)	Impairment of assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortisation and are tested annually for impairment or more frequently if changes in circumstances indicate that they might be impaired. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Impairment losses recognised for goodwill are not subsequently reversed.

Non-financial assets other than goodwill that suffer impairment are reviewed for possible reversal at each reporting date.

i)	Cash and cash equivalents

For cash flow presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

j)	Trade receivables

All trade receivables are recognised initially at fair value, and subsequently measured at amortised cost using the effective interest method less an allowance for impairment.  Trade receivables are generally due for settlement no more than 30 days from the date of recognition.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Collectability of trade receivables is reviewed on an ongoing basis.  Debts which are known to be uncollectible are written off.  An impairment allowance is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.  The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.  The amount of the allowance is recognised in the income statement.

k)	Property, plant and equipment

All property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on a diminishing value basis, and adjustments are made to write off the net cost of each item of property, plant and equipment over its expected useful life to the consolidated entity.  Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.  The expected useful lives of plant and equipment are as follows:

•	Office Equipment	2-5 years
•	Furniture and Fittings	7-10 years
•	Scientific Equipment	4-10 years

The assets’ residual values, and useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Leasehold improvements
The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

l)	Leased non-current assets

A distinction is made between finance leases (including hire purchase agreements) which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

m)	Intangible assets

(i)         Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value.  The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill acquired in business combinations is not amortised and instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii)        Research
Costs incurred on research projects are recognised in the income statement as expenses in the period in which they are incurred.

(iii)       Patents and licences
Costs associated with patents are charged to the income statement in the periods in which they are incurred.  Significant costs associated with licences are capitalised and amortised on a straight-line basis over the period of the expected benefit which vary between 15 and 20 years. Amortisation costs are incurred in research and development expenses in the income statement.

Internally generated intangible assets, excluding capitalised development costs, are not capitalised and such expenditure is recognised in the profit and loss in the year in which the expenditure is incurred.

The amortisation period and the amortisation method for licences are reviewed at least at each balance date.

All licences have been classified as finite life intangible assets under AIFRS.

n)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid.  Trade and other payables are initially measured at fair value and are subsequently measured at amortised cost, however due to their short term nature they are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

o)	Employee benefits

(i)         Wages and salaries, and annual leave
Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date, are recognised in other creditors in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are to be settled.

(ii)        Long-service leave and termination benefits
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii)       Superannuation
Defined contributions made by the consolidated entity to superannuation funds nominated by each of the consolidated entity’s employees are charged as expenses as incurred.

 (iv)      Share-based payments
Equity based remuneration is provided to employees of the consolidated entity via the Cytopia Ltd Directors’ and Executives’ Option Plan (CLDEOP) , the Cytopia Limited Employees’ Option Plan (CLEOP), the Cytopia Equity Plan No.3 - Employee Option Plan (CEP3), and the Cytopia Equity Plan No.2 - Employee Share Plan (CEP2).  Information relating to these plans is set out in note 27 and section D of the Remuneration report under the Directors’ Report.

The fair value of Chair options and options granted under the CLDEOP, the CLEOP, the CEP3, and shares granted under the CEP2 is recognised as an employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised in each period takes into account the most recent estimate.

Until an award has vested any amounts are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Under the employee share plan, shares issued to employees for no cash consideration vest immediately on grant date. On this date, the market value of the shares issued is recognised as an employee benefits expense with a corresponding increase in equity.

p)	Bonus payments

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration performance criteria that have been set. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

q)	Borrowing costs

Borrowing costs, including finance lease charges, are recognised as expenses in the period in which they are incurred.

r)	Provisions

Provisions for make good obligations are recognised when the Group has a constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.  Provisions are not recognised for future operating losses.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date.  The discount rate is a pre-tax rate used to determine the present value reflects current market assessments of the time value of money.

s)	Contributed equity

Ordinary shares are classified as equity.

Incremental coasts directly attributable to the issue of new shares or options are shown in equity are shown as a deduction, net of tax, from the proceeds.  Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

t)	Earnings per share

(i)         Basic earnings per share
Basic earnings per share is determined by dividing the operating loss after income tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year or half year.

(ii)        Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

u)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

v)	Going concern

For the year ended 30 June 2009, the Group incurred an operating loss of $6,515,767 (2008 loss: $7,603,640) as it continued to further its investment in drug development initiatives.  As at year end, the Group’s net assets stood at $5,004,375 (2008: $11,322,296), with available cash of $3,970,740 (2008: $11,001,613).

The financial report has been prepared on a going concern basis on the assumption that sufficient funding will be obtained from capital raising, non-equity funding of trials or, if necessary, action to realise asset value in the ordinary course of business.

In common with biotechnology and drug development companies, the Group operations are subject to considerable risks and significant uncertainty due primarily to the nature of the development and commercialisation undertaken. To allow the Company to execute its near term and longer term plans, it will be necessary to raise additional capital or secure funding through commercial transactions in the future. Accordingly, there remains uncertainty of the Company's ability to continue as a going concern for a further 12 months as defined in current accounting standards.

Based on anticipated cash flow requirements of the Company's existing drug development activities, the Directors consider that the Company is likely to secure sufficient funds to support operations and will manage the availability of resources over an extended period of time.

Having regard to the current market conditions and the Company’s development programs, the Directors have also been actively assessing strategic alternatives including possible partnership, mergers, acquisitions and capital raising alternatives. The Directors are investigating the opportune time to raise capital and/or enter into licensing/commercialisation arrangements to ensure the Company continues as a going concern.

The Directors cannot be certain of successful outcomes in the above initiatives, as they are dependent on future events.

The Directors plan to continue operations on the basis mentioned above, and believe that future fund raising activities and the value of the Group’s existing net assets will generate sufficient funds for the Group to continue to operate in its normal manner. In the event that such arrangements are not entered into, there is uncertainty whether the Group will continue as a going concern and, therefore, whether the Group will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

As the financial statements have been prepared on a going concern basis, they do not include any adjustments to the carrying values or classification of assets or liabilities that would be necessary in the event that the Group, or the company, were unable to continue as a going concern.

w)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (effective from 1 January 2009)
AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 from 1 July 2009. It is likely to result in an increase in the number of reportable segments presented. In addition, the segments will be reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. As goodwill is allocated by management to groups of cash-generating units on a segment level, the change in reportable segment may also require a reallocation of goodwill. However, this is not expected to result in any additional impairment of goodwill.

(ii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 (effective from 1 January 2009)
The September 2007 revised AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group will apply the revised standard from 1 July 2009.

(iii) AASB 2008-1 Amendments to Australian Accounting Standard . Share-based Payments: Vesting Conditions and Cancellations (effective from 1 January 2009)
AASB 2008-1 clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group's share-based payments.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(iv) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial
Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and
AASB 127 (effective 1 July 2009)
The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s. net assets. All acquisition-related costs must be expensed.

The revised AASB 127 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. This is consistent with the Group's current accounting policy if significant influence is not retained. The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.

Note 2.  Financial risk management

The activities of the Group expose it to a variety of financial risks, including market and liquidity risk. The Group’s management of such risk focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The chief executive officer and chief financial officer, under the guidance of the Board, have responsibility for the risk management program.

(a)   Market risk

(i) Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures to major currencies, including the US Dollar and British Pound, but neither the transactions nor the assets and liabilities involved are currently considered material. As a consequence the Group does not use derivative financial instruments to hedge such exposures.

The Group’s exposure to foreign currency risk at the reporting date was as follows:

	2009	2008	2009	2008
	GBP	GBP	USD	USD
Trade receivables	-	-	-	183,333
Trade payables	67,123	93,911	67,336	127,498

Group sensitivity

The Group is mainly exposed to US Dollars and British Pounds. The following table details the Group’s sensitivity to a 10% increase and decrease in the Australian Dollar against the US Dollar and British Pounds. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or borrower. A positive number indicates an increase in profit or loss where the Australian Dollar strengthens against the respective currency. For a weakening of the Australian Dollar against the respective currency there would be an equal and opposite impact on the profit in relation to the below.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

	Consolidated
	2009	2008
Profit / (loss) US Dollars	7,652	(5,279)
Profit / (loss) British Pounds	12,345	17,749

The parent entity has no material foreign exchange exposure.

(ii) Fair Value Interest Rate Risk
The Group and Parent hold significant interest bearing assets and therefore the income and operating cash flows are exposed to market interest rates.

As at the reporting date, the Group and Parent had the following variable rate interest bearing assets.

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
Deposits at call	1,625,568	10,103,691	1,000,000	9,350,000

Group and Parent sensitivity

At 30 June 2009, if interest rates had changed by 50 basis points either higher or lower from the year end rates with all other variables held constant, profit for the year would have been $8,127 (Parent: $5,000) lower or higher (2008 – change of 50 bps) $60,000 [Parent: $92,000] higher/lower), mainly as a result of either higher or lower interest income from cash or cash equivalents.

(b)   Liquidity risk

The Group ensures management of liquidity risk by the maintenance of adequate cash and marketable securities for ongoing funding. All trade and other payables are due for payment within 30 days. All trade and other payables are non-interest bearing liabilities.

(c)   Credit risk

The Group has no significant concentrations of credit risk as it does not have significant third party receivables.

The maximum exposure on financial instruments is equal to the carrying values as stated in the balance sheet.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 3.  Critical accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Goodwill impairment testing

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 1(m).  The recoverable amounts and hence any estimated impairment are based on the Group’s market capitalisation after taking into consideration its net tangible assets.  These calculations require the use of assumptions.  Refer to note 12 for details of these assumptions and the potential impact of changes to the assumptions.

(ii)	Carrying value of investments

The carrying value of the parent company’s investment in Cytopia Research Pty Ltd is held at cost. The parent company has considered the carrying value of this investment at 30 June 2009.  The assessment of carrying value and potential impairment involves judgements and assumptions relating to market conditions existing at the balance sheet date and its value-in-use.

On the basis of the impairment considerations and subject to the judgements and assumptions used, management of the parent company considers the carrying value of the investment in Cytopia Research Pty Ltd to be appropriately stated at the balance date.

(iii)	Income taxes

The Group is subject to income taxes in Australia and the United States of America.  There are transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination may be uncertain.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such difference will impact the current and deferred tax provisions in the periods in which such determination are made.

At 30 June 2009, management believe there are no material judgement areas which would result in the actual final outcome differing from the calculated income tax and deferred tax liabilities.

(b)	Critical judgements in applying the entity’s accounting policy

Revenue Recognition

The group has recognised revenue amounting to $1,135,000 in the current financial year regarding the receipt of funds from an agreement signed with Novartis Institutes for Biomedical Research Inc.  The revenue recognised was calculated after interpreting AASB 118 and determining an appropriate amortisation period of 36 months.  The total amount received on 28 June 2006 under this agreement amounted to $3,404,000 and is non-refundable.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 4.  Segment information

For the whole of the financial year ended 30 June 2009 Cytopia operated predominantly within the Australian in the medical and biotechnology research industry segment. Although Cytopia operates in this segment in both Australia and the USA, the risks and returns associated with the operations of each geographical segment are not materially different and therefore the company does not report separately for these operations.

Note 5.  Revenue and other income

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
Revenue from continuing operations
Licence fees (note a)	3,792,594	3,569,914	-	-
Interest	388,403	822,686	1,029,700	1,079,831
Total revenue from continuing operations	4,180,997	4,392,600	1,029,700	1,079,831

Other Income
Government Grants (note b)	824,476	766,761	-	-
Net gain on sale of investment (note c)	21,256	-	21,256	-
Management fees	-	-	1,509,795	1,125,306
Total other Income	845,732	766,761	1,531,051	1,125,306

(a)    Licence fees
Licence fees include an amount of $1,135,000 (2008: $1,135,000) relating to the rateable recognition of an up-front fee from an agreement signed with Novartis Institutes for Biomedical Research Inc.  The revenue recognised was calculated after interpreting AASB 118 and determining an appropriate amortisation period of 36 months.  The total up-front fee received on 28 June 2006 under this agreement amounted to $3,404,000 and is non-refundable.

(b)    Government grants
A Commercial Ready grant of $492,739 (2008: $677,483) was recognised as other income by the Group during the financial year. A further $139,658 (2008: $89,278) was received as an Export Market Development Grant, as well as a refund of $192,079 (2008:$0)  from New York State for activities conducted as a qualified emerging technology company.  With the exception of normal audit requirements, there are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

(c)    Net gain of sale of investments
Net gain on sale of investments represents Cytopia Ltd’s gain on the sale of shares in Progen Pharmaceuticals Ltd, a listed ASX company that conducts research regarding the discovery and production of carbohydrate-based drugs and nutraceuticals.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 6.  Expenses

The profit / (loss) before income tax includes the following specific expenses.

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Reconciliation of total expenses
Depreciation
Plant and equipment	141,960	327,028	8,054	4,996
Amortisation
Licences	67,548	67,545	-	-
Leasehold improvements	214,337	264,339	209,259	153,325
Total depreciation and amortisation	423,845	658,912	217,313	158,321

Loss on sale of fixed assets	10,857	116,358	-	-
Impairment of fixed assets	533,377	-	21,197	-

Rental expenses relating to operating leases
Operating expenses for rent on building	430,616	409,893	428,570	315,000

Employee costs	4,368,621	4,701,366	1,322,474	921,314
Share-based payments	103,483	218,149	56,600	95,773
Impairment of shares in subsidiaries	-	-	8,486,098	-
Write-down on loans to subsidiaries	-	-	7,355,160	7,729,313
Defined contribution superannuation expense	302,705	312,665	60,902	38,380
Research and development (excluding the proportion of depreciation, amortisation, operating lease expenditure and superannuation attributable to research and development)	3,934,802	3,213,234	-	76,184
Exchange (gains) and losses	(2,684)	24,321	15,306	(5,381)
Other expenses from ordinary activities	1,425,099	3,109,018	1,123,517	942,175
Total expenses from ordinary activities before income tax benefit / (expense)	11,530,721	12,763,916	19,087,137	10,271,079

Note 7.  Income tax

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
(a) Income tax expense
Current tax	-	-	-	-
Deferred tax	-	-	-	-
Adjustments for current tax of prior years	11,775	(915)	(2,594)	11,463
	11,775	(915)	(2,594)	11,463

Income tax is attributable to:
Profit from continuing operations	-	-	-	-
Aggregate income tax expense	11,775	(915)	(2,594)	11,463

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $

(b) Numerical reconciliation of income tax to prima facie tax payable
Profit / (Loss) from continuing operations before income tax expense	(6,503,992)	(7,604,555)	(16,526,386)	(8,065,942)

Tax at the Australian company tax rate of 30%	(1,951,198)	(2,281,367)	(4,957,916)	(2,419,783)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Amortisation of intangibles	-	-	-	-
Professional and legal fees	-	-	-	-
Share-based payments	30,447	61,156	15,738	28,690
Unearned income	-	(312,046)	-	-
Impairment of investments in subsidiaries	-	-	2,545,829	-
Write-down on loans to subsidiaries	-	-	2,206,548	-
Tax benefit not recognised	21,567	17,926	998	29,115
Tax payable on intercompany revenues	-	-	-	-
Difference in tax rates	-	(7,000)	-	-
Income tax expense	11,775	(915)	(2,594)	11,463

(c) Amounts recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:
Deferred tax – debited (credited) directly to equity	-	-	-	-
	-	-	-	-

(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised (as recovery is currently not probable)	63,519,827	57,598,558	895,612	410,278
Potential at 30%	19,055,948	17,279,567	268,684	123,083
Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation, and no further changes in the tax legislation adversely affecting the Group.

The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2008.

(e) Unrecognised temporary differences
Temporary differences for which deferred tax assets have not been recognised	1,969,322	1,805,222	15,708,429	8,210,789

Unrecognised deferred tax assets relating to the above temporary differences	590,797	541,567	4,712,529	2,463,237

(f) Tax consolidation legislation
Cytopia Ltd has not implemented the tax consolidation legislation as of 30 June 2009.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(g) Tax Rates
The potential tax benefit at 30 June 2009 in respect of tax losses not brought to account has been calculated at 30% for all Australian entities and at 15% for Cytopia Inc as these are considered to be the tax rates expected to apply if the tax benefits arising from the temporary differences and losses occur.  These same rates applied for the year ended 30 June 2008.

Note 8.  Current assets – Cash and cash equivalents

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Cash at bank and on hand	2,345,172	897,922	938,885	206,757
Deposits at call	1,625,568	10,103,691	1,000,000	9,350,000
Balance per statement of cash flows	3,970,740	11,001,613	1,938,885	9,556,757

(a)	Cash at bank and on hand
The cash at bank are both non-interest bearing and interest bearing with rates between 0.01% and 3.05% (2008: 0.22% and 6.71%)

(b)	Deposits at call
The deposits are interest bearing at floating interest rates between 0.05% and 4.2% (2008: 2.24% and 8.07%).  These deposits have an average maturity of 53 days.

(c)	Interest rate risk
The Group’s exposure to interest rate risk and the effective weighted average interest rate by maturity period is set out in the following table:

	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	Fixed interest maturing in over 1 to 5 years $	Non-interest bearing $	Total $
30 June 2009
Financial Assets
Cash and deposits	8	2,345,172	1,625,568	-	-	3,970,740
Trade and other receivables	9	-	-	-	5,141	5,141

Weighted average interest rate		0.46%	3.70%

Financial Liabilities
Trade and other payables and provisions	13, 14	-	-	-	1,337,645	1,337,645

30 June 2008
Financial Assets
Cash and deposits	8	897,922	10,103,691	-	-	11,001,613
Trade and other receivables	9	-	-	-	296,193	296,193

Weighted average interest rate		2.79%	7.90%

Financial Liabilities
Trade and other payables and provisions	13, 14	-	-	-	2,201,107	2,201,107

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 9.  Current assets – Trade and other receivables

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Interest receivable	5,141	67,660	3,859	67,660
Prepayments	-	33,533	-	-
Other receivables	-	195,000	-	-
	5,141	296,193	3,859	67,660

(a)   Effective interest rates and credit risk
Information concerning the interest rate of current receivables is set out in the note 8 (cash and cash equivalents).

(b)   Impaired receivables
As at 30 June 2009 there are no receivables aged past due date (2008:nil). Accordingly, no receivables are considered impaired at 30 June 2009 (2007:nil) other than from subsidiaries within the Group.

Due to the short term nature of these receivables, their carrying amount is assumed to approximate their fair value.

Note 10.  Non-current assets – Investment in subsidiaries

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Other assets
Shares in subsidiaries (note 18)	-	-	31,300,000	39,786,098

(a)  Shares in subsidiaries
Controlled entities are accounted for in the consolidated financial statements as set out in note 1(b).  These financial assets are carried at cost less impairments, in the parent company financial statements.

(b)  Impairment of shares in subsidiaries

At the time when Cytopia Limited was registered as a Pooled Development Fund, the subsidiary company, Cytopia Research Pty Ltd’s operations were funded by the parent through the subscription of shares in the subsidiary. These funds are treated as the asset, Shares in Subsidiaries.

Under Australian Accounting Standards, the recoverable amount of the subsidiary has been calculated on a value-in-use basis. During the financial year an assessment of recoverable amount, using the value-in-use calculation gave rise to an impairment loss. This calculation was triggered due to the significant downturn in the economy.

The impairment loss amounted to $8,486,098 and is reflected in the Parent Entity’s Income Statement.

A weighted average cost of capital of 25% (2008: 20%) was used in this calculation.

On the basis of the impairment considerations and subject to the judgements and assumptions used, management of the parent company considers the carrying value of the investment in Cytopia Research to be appropriately stated at the balance date.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 11.  Non-current assets – Property, plant and equipment

Consolidated	Plant & Equipment $	Leasehold Improvements $	Total $
Year ended 30 June 2008
Opening net book amount	1,293,490	110,013	1,403,503
Exchange differences	(19,331)	-	(19,331)
Additions	226,272	419,518	645,790
Disposals	(195,747)	-	(195,747)
Depreciation and amortisation charge	(327,028)	(264,339)	(591,367)
Closing net book amount	977,656	265,192	1,242,848

At 30 June 2008
Cost	2,635,600	418,517	3,054,117
Accumulated depreciation and amortisation	(1,657,944)	(153,325)	(1,811,269)
Net book amount	977,656	265,192	1,242,848
Year ended 30 June 2009
Opening net book amount	977,656	265,192	1,242,848
Exchange differences	(182)	-	(182)
Additions	68,295	-	68,295
Disposals	(22,863)	-	(22,863)
Classified as assets held for sale	(310,862)	-	(310,862)
Impairment of fixed assets	(533,377)	-	(533,377)
Depreciation and amortisation charge	(134,679)	(209,259)	(343,938)
Closing net book amount	43,988	55,933	99,921
At 30 June 2009
Cost	289,602	77,130	366,732
Accumulated depreciation and amortisation	(245,614)	(21,197)	(266,811)
Net book amount	43,988	55,933	99,921

Parent Entity
Year ended 30 June 2008
Opening net book amount	2,735	-	2,735
Additions	47,271	418,516	465,787
Depreciation and amortisation charge	(4,996)	(153,325)	(158,321)
Closing net book amount	45,010	265,191	310,201
At 30 June 2008
Cost	53,064	418,516	470,580
Accumulated depreciation and amortisation	(8,054)	(153,325)	(161,379)
Net book amount	45,010	265,191	310,201
Year ended 30 June 2009
Opening net book amount	45,010	265,191	310,201
Disposals	(1,756)	-	(1,756)
Depreciation and amortisation charge	(4,857)	(209,259)	(214,116)
Impairment of fixed assets	(21,197)	-	(21,197)
Closing net book amount	17,200	55,932	73,132
At 30 June 2009
Cost	51,308	418,517	469,825
Accumulated depreciation and amortisation	(34,108)	(362,585)	(396,693)
Net book amount	17,200	55,932	73,132

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 12.  Non-current assets – Intangible assets

Consolidated	Goodwill $	Licences $	Total $
Year ended 30 June 2008
Opening Net book amount	1,347,192	743,254	2,090,446
Amortisation charge *	-	(67,545)	(67,545)
Net book amount	1,347,192	675,709	2,022,901

At 30 June 2008
Cost	1,347,192	1,013,085	2,360,277
Accumulated amortisation	-	(337,376)	(337,376)
Net book amount	1,347,192	675,709	2,022,901

Year ended 30 June 2009
Opening Net book amount	1,347,192	675,709	2,022,901
Amortisation charge *	-	(67,545)	(67,545)
Net book amount	1,347,192	608,164	1,955,356

At 30 June 2009
Cost	1,347,192	1,013,085	2,360,277
Accumulated amortisation	-	(404,921)	(404,921)
Net book amount	1,347,192	608,164	1,955,356

* Amortisation of $67,545  (2008 : $67,545) is included in amortisation expense in note 6.

(a)	Impairment test for goodwill

In April 2004 Cytopia Ltd made conditional offers to shareholders of its subsidiary Cytopia Research to procure the cancellation of their shares and move toward full ownership of its subsidiary Cytopia Research.  Goodwill represents the excess of the fair value of the cost of procuring the cancellation of the fully-paid shares in Cytopia Research over the fair value of the proportion of the identifiable net assets obtained by the cancellation.  The goodwill that arose on this acquisition was $1,347,192.

All Group entities operate in the medical and biotechnology research industry segment.  Although Cytopia operates in this segment in both Australia and the USA, the risks and returns associated with the operations of each geographical segment are not materially different and therefore the lowest cash-generating unit used in assessing goodwill impairment is the Group.

A fair value less costs to sell appraisal has been used in testing goodwill for impairment at 30 June 2009. The market capitalisation of Cytopia Limited at 30 June 2009 has been deemed to represent the fair value of the group cash generating unit at the balance date.

As there is sufficient surplus between the market capitalisation and the cash-generating unit assets (including goodwill), it is deemed that there is no impairment at 30 June 2009.

(b)	Key assumptions used in fair value less costs to sell

Calculations are based on the estimated fair value of cash-generating unit assets and liabilities at 30 June 2009.

(c)	Impact of possible changes in key assumptions

Changes in the assumptions used in impairment testing would not have a material effect at 30 June 2009.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(d)	Impairment of licences

Based on the assessed fair value of the licences, less costs to sell, no impairment charge is considered necessary for the year ended June 2009 in either the parent entity or the Group.

Note 13.  Current liabilities – Trade and other payables

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Trade and other payables
Trade payables*	1,052,715	1,724,758	280,608	313,346

Provisions
Employee benefits	173,410	331,851	47,130	32,540
Restructuring and termination costs	89,566	57,823	13,300	-
	262,976	389,674	60,430	32,540

Deferred income
License fees	-	1,040,152	-	-

Consolidated	Restructuring and termination costs $
Year ended 30 June 2008
Opening Net book amount	-
Provision charge	57,823
Net book amount	57,823
Year ended 30 June 2009
Opening Net book amount	57,823
Provision charge	31,743
Net book amount	89,566

* Information concerning the effective interest rate of payables is set out in Note 8 Cash and Cash equivalents.

** The provision for restructuring and termination costs represents the present value of the directors best estimates of the costs directly and necessarily caused the restructuring that are not associated with the ongoing activities of the Group, including termination benefits.

Note 14.  non-current liabilities – Provisions and deferred income

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Provisions
Employee benefits – long service leave	21,954	86,675	9,312	4,997

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 15.  Contributed equity

(a)	Share capital

		Consolidated		Parent Entity
	Notes	2009 $	2008 $	2009 $	2008 $
Ordinary shares
84,691,304 Fully paid shares (2008: 84, 612, 744)	(d)	50,973,331	50,957,329	50,973,331	50,957,329
2,288,451 Partly Paid shares (2008: 2,288,451)	(c), (e)	-	-	-	-
Total		50,973,331	50,957,329	50,973,331	50,957,329

(b)	Ordinary shares

All fully paid ordinary shares in Cytopia Ltd are and are quoted on ASX.  All ordinary shares in Cytopia Ltd entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.  On a show of hands every holder of ordinary shares in Cytopia Ltd present at a meeting, in person or by proxy, is entitled to one vote and upon a poll; each share is entitled to one vote.

(c)	Partly paid shares

Partly paid shares are issued on the same terms as other ordinary shares, however, holders of these shares are prohibited from:
(i)	disposing of, or agreeing to offer to dispose of, any of the partly paid shares;
(ii)	creating, or agreeing to create, any security interest in any of the partly paid shares; or
(iii)
doing or omitting to do any act if the act or omission would have the effect of transferring effective ownership or control of any of the partly paid shares until the partly paid shares become fully-paid and become quoted on ASX (or any other stock exchange).

The Company will not make a call in respect to the unpaid capital of the partly paid shares issued unless a breach of the above restrictions occurs.

Each holder of partly paid shares has the right to attend general meetings, and on a show of hands each person present as a member or proxy has one vote, and on a poll each member present in person or by proxy in respect of each partly paid share has a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amount paid and payable (excluding amounts credited).

Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends shall be declared and paid proportionately according to the amounts paid (not credited as paid) of the total amounts paid or payable (excluding amounts credited) on the shares in respect of which the dividend is paid.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(d)	Movements in ordinary share capital:

Date	Details	Number of Ordinary Shares	Issue Price	Share Capital $
1 Jul 2007	Opening balance	73,611,430		46,128,309
16 Nov 2007	Conversion of options	1,314	$1.00	1,314
21 Dec 2007	Share placement	11,000,000	$0.46	5,060,000
	Share placement transaction costs			(232,294)
30 Jun 2008	Closing Balance	84,612,744		50,957,329
25 Aug 2008	Shares issued under Cytopia Equity Plan No.2	78,560	$0.2037	16,002
30 Jun 2009	Closing Balance	84,691,304		50,973,331

(e)	Movements in partly paid shares capital:

Date	Details	Number of Partly Paid Ordinary Shares	Issue Price $	Amount Paid Up to $	Share Capital $
30 Jun 2007	Balance	-	-		-
2 Jan 2008	Issue of partly paid shares	934,356	0.045	0.0000001	-
2 Jan 2008	Issue of partly paid shares	421,200	0.270	0.0000001	-
2 Jan 2008	Issue of partly paid shares	155,556	0.900	0.0000001	-
2 Jan 2008	Issue of partly paid shares	155,556	1.350	0.0000001	-
2 Jan 2008	Issue of partly paid shares	621,783	1.125	0.0000001	-
30 Jun 2008	Closing Balance	2,288,451			-

30 Jun 2009	Closing Balance	2,288,451			-

(f)	Employee equity plans

Information relating to Cytopia Ltd’s option and employee share plans and Cytopia Research’s option plans is set out in note 26.

Note 16.  Reserves and Accumulated losses

(a)	Reserves

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Share-based payments reserve	1,728,952	1,625,469	1,728,952	1,625,469
Foreign currency translation reserve	(61,759)	(140,121)	-	-
Reserves at end of year	1,667,193	1,485,348	1,728,952	1,625,469

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Movements:

Share-based payments reserve	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Reserves at beginning of financial year	1,625,469	1,407,321	1,625,469	1,407,321
Option expense	103,483	218,148	103,483	218,148
Balance 30 June	1,728,952	1,625,469	1,728,952	1,625,469

The share based payments reserve is used to recognise the fair value of options issued and vested but not exercised.

Foreign currency translation reserve	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Reserves at beginning of financial year	(140,121)	(70,678)	-	-
Currency translation differences arising during the year	78,362	(69,443)	-	-
Reserves at end of year	(61,759)	(140,121)	-	-

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve as described in note 1(d).  The reserve is recognised in profit and loss when the net investment is disposed of.

(b)	Accumulated Losses

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Accumulated losses at the beginning of the financial year	(41,120,381)	(33,516,020)	(3,212,965)	4,864,440
Net profit / loss for the year	(6,515,767)	(7,604,361)	(16,523,792)	(8,077,405)
Accumulated losses at the end of the financial year	(47,636,148)	(41,120,381)	(19,736,757)	(3,212,965)

Note 17.  Reconciliation of loss after income tax to net cash inflow from operating activities

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Loss for the year	(6,515,767)	(7,603,752)	(16,523,792)	(8,077,405)
Net gain on sale of available for-sale- financial assets	(10,857)	-	(21,256)	-
Impairment of investment in subsidiaries	-	-	8,486,098	-
Depreciation and amortisation	423,845	591,364	217,313	158,342
Net write-off of fixed assets	533,377	116,358	21,197	-
Non-cash employee benefits expense – share-based payments	103,483	218,148	103,483	218,148
Impairment allowance for doubtful intercompany debts	-	-	7,355,160	7,729,313
Net exchange differences	(14,801)	(24,640)	14,560	-
Change in operating assets and liabilities
Increase (decrease) in payables	(672,043)	688,695	(32,738)	(25,919)
Increase (decrease) in employee provisions	(191,419)	(61,117)	32,205	48,856
Decrease in accounts receivable	291,052	47,651	63,801	7,289
Increase (decrease) in provision for income taxes payable	-	(140,541)	-	(140,451)
Increase (decrease) in deferred income	(1,040,152)	(1,135,000)	-	-

Net cash outflow from operating activities	(7,093,282)	(7,302,834)	(283,969)	(81,827)

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 18.  Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

			Equity Holding		Cost of Parent Entity's Investment
Name of Entity	Country of Incorporation	Class of Shares	2009%	2008%	2009 $	2008 $
Cytopia Research Pty Ltd	Australia	Ordinary	100.0	100.0	31,300,000	39,786,068
Cytopia Inc	USA	Ordinary	100.0	100.0	-	-

The consolidated entity consists of Cytopia Ltd and its wholly owned subsidiaries, Cytopia Research and Cytopia Inc.

Cytopia Research Pty Ltd

In April 2004, Cytopia Ltd made conditional offers to various shareholders of its subsidiary Cytopia Research to acquire or procure the cancellation of their fully-paid shares in Cytopia Research (“Cytopia Offers”).  All Cytopia Offers were accepted by Cytopia Research shareholders, with effective control gained of those shares as at 30 June 2004.  Goodwill on this transaction was recorded and its calculation is detailed in note 12 (a).

On 2 January 2008, Cytopia Limited completed this transaction as the condition of Cytopia Ltd ceasing to be a registered PDF had been met. The remaining shares were acquired by Cytopia Ltd for the issue of 2,288,451 partly-paid shares in Cytopia Ltd paid up to $0.00000001 (with total uncalled capital amounting to $1,205,276) for the acquisition of the partly-paid shares in Cytopia Research and 694,291 CLDEOP Options for the acquisition of CRDEOP Options.

Cytopia Inc

Cytopia Inc is fully owned by Cytopia Research Pty Ltd and the cost of this investment, which occurred in the year ended 30 June 2005, was $653,000. Cytopia Inc was established to expand the development of JAK2 kinase inhibitors to the treatment of cardiovascular diseases such as heart failure and pulmonary hypertension. It ceased this program during the financial year ended 30 June 2008.

Note 19.  Commitments

(a)	Capital commitments

The Group had no capital expenditure contracted for at the reporting date but not recognised as liabilities.

(b)	Lease commitments

	Consolidated		Parent entity
	2009 $	2008 $	2009 $	2008 $
Operating lease commitments in relation to office and laboratory facilities at 576 Swan Street, Richmond:
Within one year	135,648	420,000	133,701	420,000
Later than one year	-	105,207	-	105,207
	135,648	525,207	133,701	525,207

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

On 1 October 2007 Cytopia Ltd entered into a binding agreement to lease office and laboratory space with an initial term of two years. The agreement contains varying commitments for outgoings, escalation of rentals and renewal rights.

Note 20.  Loss per share

	Consolidated
	2009 cents	2008 cents
(a) Basic and diluted loss per share
Loss from continuing operations	(7.7)	(9.6)

	Consolidated
	2009 $	2008 $
(b) Reconciliation of loss used in calculating earnings per share
Basic and diluted loss per share
Loss from continuing operations used in calculating basic and diluted loss per share	(6,515,767)	(7,603,640)

	Consolidated
	2009 Number	2008 Number
(c) Weighted average number of shares used as the denominator

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	84,679,499	79,412,795

(d)    Information concerning the classification of securities

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary or potential ordinary shares outstanding between the reporting date and the date of the completion of these financial statements.

Options granted under the CLDEOP and CLEOP have not been included in the determination of basic earnings per share or dilutive earnings per share because they are antidilutive for the years ending 2008 and 2009.  These options could potentially dilute basic earnings per share in the future.  Details relating to the options are presented in note 26.

Note 21.  Dividends

The consolidated entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 22.  Events occurring after balance sheet date

On 6 October 2009, the company announced that it had signed an exclusive and binding implementation agreement in which it is proposed that YM Biosciences Inc. will acquire all of the issued shares and options in Cytopia Limited.  Cytopia shareholders will be issued 1 YM Bioscicenes Inc. share for every 11.737 shares held in Cytopia Limited, subject to adjustments.  Cytopia Limited option holders will receive shares in YM Biosciences Inc. at an equivalent ratio.  The scheme booklet, issued to all shareholders and registered with the Australian Securities and Investments Commission on 4 December 2009, explains the proposed merger in further detail.  In the absence of a superior offer, the directors recommended that the shareholders vote in favour of the proposed scheme, which was voted on 12 January 2010 and passed.

No other matter or circumstances have arisen since 30 June 2009 that has significantly affected or may significantly affect the financial statements.

Note 23.  Key management personnel disclosures

(a)	Directors

Mr Robert Watson (chairman), Dr Kevin Healey, Mr Roderick Lyle, Mr Andrew Macdonald, Mr Mark Rowsthorn and Dr Geoffrey Vaughan were directors of Cytopia Ltd during the whole of the financial year and up to the date of this report.

Mr Watson, Dr Healey, Mr Lyle, Mr Rowsthorn and Dr Vaughan were non-executive directors at all times, Mr Macdonald was an executive director at all times.

(b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year

Name	Position	Employer
Chris Burns	Research Director	Cytopia Research Pty Ltd
Gavan Flower	Chief Financial Officer and Company Secretary	Cytopia Ltd
Gregg Smith	Director, Drug Development & Operations	Cytopia Research Pty Ltd

(c)	Key management personnel compensation

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Short term employee benefits	1,015,384	1,184,673	649,398	619,655
Post-employment benefits	86,900	85,645	55,913	55,071
Long-term benefits	13,467	7,089	4,094	2,487
Termination benefits	87,064	-	-	-
Share-based payments	74,640	124,175	47,827	91,938
Total key management personnel compensation	1,277,455	1,401,582	757,232	769,151

The company has taken advantage of the relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors report. The relevant information can be found in sections A-C of the remuneration report on pages 20 to 23.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(d)	Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 24 to 27.

(ii) Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of Cytopia Ltd and other key management personnel of the Group, including their personally related parties, are set out below.

2009
	Number of options
Name	Balance at start of year	Granted as compensation	Exercised	Other changes	Balance at end of year	Vested and exercisable	Unvested
Directors of Cytopia Ltd
Robert Watson	2,000,000	-	-	-	2,000,000	2,000,000	-
Andrew Macdonald	1,000,000	500,000	-	-	1,500,000	1,083,334	416,666
Kevin Healey	-	-	-	-	-	-	-
Mark Rowsthorn	-	-	-	-	-	-	-
Roderick Lyle	-	-	-	-	-	-	-
Geoffrey Vaughan	-	-	-	-	-	-	-

Chris Burns	283,334	100,000	-	(133,334)	250,000	155,555	94,445
Gregg Smith	150,000	100,000	-	-	250,000	155,555	94,445
Gavan Flower	50,000	100,000	-	-	150,000	52,777	97,223

*	Options granted during the year as compensation were issued under the CLEOP.

All vested options are exercisable at the end of the year.

2008
	Number of options
Name	Balance at start of year	Granted as compensation	Exercised	Other changes	Balance at end of year	Vested and exercisable	Unvested
Directors of Cytopia Ltd
Robert Watson	10,874,695	-	-	(8,874,695)	2,000,000	2,000,000	-
Andrew Macdonald	1,000,000	-	-	-	1,000,000	881,951	118,049
Kevin Healey	126,667	-	-	(126,667)	-	-	-
Mark Rowsthorn	8,241,360	-	-	(8,241,360)	-	-	-
Geoffrey Vaughan	6,284	-	-	(6,284)	-	-	-
Roderick Lyle	-	-	-	-	-	-	-

Chris Burns	283,334	-	-	-	283,334	238,889	44,445
Gregg Smith	150,000	-	-	-	150,000	93,056	56,944
Gavan Flower	-	50,000	-	-	50,000	8,333	41,667

*	Options granted during the year as compensation were issued under the CLEOP.

All vested options are exercisable at the end of the year.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(iii) Share holdings
The number of shares held during the financial year by each director of Cytopia Ltd and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

Name	Balance at the start of the year	Received during year on exercise of options	Other changes during the year	Balance at end of year
2009

Directors of Cytopia Ltd
Ordinary shares
Robert Watson	10,359,337	-	-	10,359,337
Kevin Healey	1,750,000	-	-	1,750,000
Andrew Macdonald	355,160	-	-	355,160
Mark Rowsthorn	11,711,656	-	-	11,711,656
Roderick Lyle	-	-	-	-
Geoffrey Vaughan	28,275	-	-	28,275

Other key management personnel of the Group
Ordinary shares
Chris Burns	8,421	-	-	8,421
Gregg Smith	15,000	-	-	15,000
Gavan Flower	-	-	-	-

2008

Directors of Cytopia Ltd
Ordinary shares
Robert Watson	10,359,337	-	-	10,359,337
Kevin Healey	1,750,000	-	-	1,750,000
Andrew Macdonald	355,160	-	-	355,160
Mark Rowsthorn	11,711,656	-	-	11,711,656
Roderick Lyle	-	-	-	-
Geoffrey Vaughan	28,275	-	-	28,275

Other key management personnel of the Group
Ordinary shares
Chris Burns	8,421	-	-	8,421
Shreefal Meetha	291,217	-	-	291,217
Gregg Smith	10,000	-	5,000	15,000
Gavan Flower	-	-	-	-

(e)	Loans to key management personnel

During the year ending 30 June 2009 no loans were made to directors of Cytopia Ltd or other key management personnel of the group, including their personally related parties.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(f)	Other transactions with key management personnel

A director, Mr Roderick Lyle, is a partner in the firm of Clayton Utz. Clayton Utz has provided legal services to Cytopia Ltd and certain of its subsidiaries for three years on normal commercial terms and conditions. The aggregate amount of these transactions:

	Consolidated and Parent Entity
	2009 $	2008 $
Amounts recognised as an expense
Legal fees *	84,131	-

*Clayton Utz has provided legal services to Cytopia Ltd to the value of $84,131 (2008:$nil) during the year ended 30 June 2009.

No amounts were payable at balance date relating to the above transactions.

(g)	Other

Directors’ and Officers’ Liability Insurance

Directors' remuneration excludes insurance premiums paid by the parent entity in respect of a directors' and officers' liability insurance contract as the contract does not specify premiums paid in respect of individual directors and officers.  Information relating to insurance contracts is set out in the directors’ report under the heading "Insurance of Officers" in the Directors report on page 29.

Cytopia Ltd Directors’ and Executives’ Option Plan (CLDEOP)

Cytopia Ltd’s directors, with shareholder approval, are eligible to participate in CLDEOP.  During the year ended 30 June 2009, no options were issued under this Plan.

Each CLDEOP Option entitles the option holder to subscribe for one fully-paid ordinary share in Cytopia Ltd upon exercise at the exercise price.  CLDEOP Options may be exercised in whole or in part at any time up to the expiry date.  If not exercised by the expiry date, CLDEOP Options will lapse.

CLDEOP Options are not transferable, not quoted on ASX, do not confer voting rights, nor an entitlement to share in dividends declared and paid by the company nor to participate in any share issues until exercised.  CLDEOP Options do not entitle the option holder to participate in any share issue of any other body corporate.

Chair Options

The terms and conditions of the Chair Options and the issue of 2.0 million Chair Options to Mr Watson were approved by Cytopia Ltd shareholders at an annual general meeting held on 22 November 2004.  These options vested over time; 250,000 on grant date and 250,000 each quarter thereafter.

Each vested Chair Option once exercised entitles Mr Watson to subscribe for one fully-paid ordinary share in Cytopia Ltd at a subscription price of $0.55.  Chair Options must be exercised by 5.00 pm on 22 November 2009 or they lapse.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Chair Options are not transferable without the prior written consent of the Cytopia Ltd board.  They do not confer voting rights nor an entitlement to share dividends declared and paid by Cytopia Ltd.  Chair Options give the holder a right to participate in any new issue of shares made to shareholders to the extent permitted by ASX Listing Rules.  Chair Options do not confer a right to participate in any share issue of any other body corporate.

Cytopia Ltd Employee Option Plan (CLEOP)

The CLEOP was approved by Cytopia Ltd shareholders at an extraordinary general meeting held on 28 June 2004. Options granted since this date to company employees are issued under this plan, and the terms and conditions of the CLEOP are also used as a basis for options issued to consultants and other parties performing work for the company. Further CLEOP Options were issued to certain employees of the consolidated group during the year, as well as to consultants of the Group.

Refer to note 26(a) or the key terms and conditions, and the movement in the number of CLEOP Options over the year ended 30 June 2009.

Note 24.  Related party transactions

(a)	Parent entity and subsidiaries

The parent entity of the Group is Cytopia Ltd. Interests in subsidiaries are set out in note 18.

(b)	Key management personnel

Disclosures relating to key management personnel are set out in note 23.

(c)	Transactions with subsidiaries

The following transactions occurred with subsidiaries:

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Other Income
Sale of management services to subsidiary	-	-	1,509,794	1,125,306

Other Transactions
Net funds advanced to subsidiary	-	-	6,300,000	6,340,000
Expenses paid on behalf of subsidiary	-	-	10,250	14,532
Expenses paid by subsidiary on behalf of parent entity	-	-	535,262	69,574

All transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment outstanding balances.

(d)	Loans to subsidiaries

While no net loans to subsidiaries are recorded in the parent entity, an intercompany loan of $15,084,473 (2008: $7,729,000) from the Parent Entity to Cytopia Research has had an allowance for impairment raised against the entire balance. An expense of $7,335,160 was recognised in the Income Statement relating to impairment charges for the current year.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 25.  Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent Entity
	2009 $	2008 $	2009 $	2008 $
(a) Audit services
Audit services
BDO Kendalls
Audit and review of financial reports	54,500	-	54,500	-
Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports	-	74,000	-	73,000
Total remuneration for audit services	54,500	74,000	54,500	73,000
(b) Non-audit services
Audit-related services
BDO Kendalls
Audit of Cytopia Research’s grants	2,500	-	-	-
Audit-related services
PricewaterhouseCoopers Australian Firm
Audit of Cytopia Research’s grants	-	3,500	-	-
Taxation services
PricewaterhouseCoopers Australian Firm
Tax Compliance services	-	3,776	-	-
Total remuneration for taxation services	2,500	3,776	-	-
Total remuneration for non-audit services	2,500	7,276	-	-

The Group has employed BDO Kendalls on assignments additional to their statutory audit duties where BDO Kendalls expertise and experience with the Group are important.

Note 26.  Share based payments

(a)	Employee Option Plan

Cytopia Ltd Options

The Cytopia Ltd Employee Option Plan (CLEOP) was originally approved by Cytopia Ltd shareholders at an extraordinary general meeting held on 28 June 2004 and reapproved at the Annual General Meeting held 15 November 2007.  Options granted since the 28 June 2004 to company employees are issued under this plan, and the terms and conditions of the CLEOP are also used as a basis for options issued to consultants and other parties performing work for the company.

Options are granted under the plan for no consideration and, once capable of exercise, entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price of CLEOP options granted to employees is based on the weighted average price at which the company’s shares are traded on the Australian Stock Exchange during the five trading days immediately before the options are granted.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

The option holders entitlements to options are vested (i.e. they are not conditional on future employment) as soon as the options become exercisable. CLEOP options that have not vested at the time an option holder becomes ineligible (i.e. is no longer an employee), are forfeited and are not capable of exercise.  Options must be exercised by the expiry dates or they lapse.

Options are not transferable and do not confer voting rights, nor an entitlement to share dividends or to participate in any new issues of shares until exercised.  No person entitled to exercise any options has or had by virtue of these options a right to participate in any share issue of any other body corporate.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Set out below are the summaries of options granted under the plan:

The table below indicates the movement in the numbers of employee options over the year ended 30 June 2009.  No options were exercised during the years ended 30 June 2008 or 30 June 2009.

Options	Expiry Date	Exercise Price	Opening Balance	Issued	Forfeited	Lapsed	Closing Balance	CLEOP Options	Other Options subject to CLEOP terms and conditions
Consolidated and parent entity – 2009
Series F	31 Mar 2009	$1.125	168,890	-	-	(168,890)	-	-	-
Series G	31 Mar 2009	$1.125	190,834	-	-	(190,834)	-	-	-
Series H	20 Dec 2009	$0.607	700,000	-	-	-	700,000	700,000	-
Series I	27 Feb 2010	$0.550	110,000	-	-	-	110,000	-	110,000
Series J	12 Jan 2010	$0.635	220,000	-	-	-	220,000	200,000	20,000
Series K	31 Jul 2010	$0.495	800,000	-	-	-	800,000	800,000	-
Series L	7 Feb 2011	$1.374	155,000	-	(5,000)	-	150,000	150,000	-
Series M	7 Feb 2011	$0.823	50,000	-	-	-	50,000	50,000	-
Series N	7 Feb 2011	$1.125	22,000	-	-	-	22,000	-	22,000
Series O	7 Feb 2011	$0.823	25,000	-	-	-	25,000	-	25,000
Series P	4 Jun 2011	$1.020	200,000	-	-	-	200,000	-	200,000
Series Q	15 Nov 2011	$1.000	250,000	-	-	-	250,000	250,000	-
Series R	14 Feb 2012	$1.125	400,000	-	-	-	400,000	400,000	-
Series S	01 Jan 2012	$0.650	40,000	-	-	-	40,000	-	40,000
Series T	31 Mar 2009	$1.170	694,291	-	-	(694,291)	-	-	-
Series U	29 Oct 2012	$0.460	50,000	-	-	-	50,000	50,000	-
Series V	06 Aug 2013	$0.334	-	570,000	-	-	570,000	570,000	-
Series V2	06 Aug 2013	$0.334	-	500,000	-	-	500,000	500,000	-
Total			4,076,015	1,070,000	(5,000)	(1,054,015)	4,087,000	3,670,000	417,000
Weighted average exercise price:			$0.86	$0.33	$1.37	$1.15	$0.64	$0.62	$0.84

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Options	Expiry Date	Exercise Price	Opening Balance	Issued	Forfeited	Lapsed	Closing Balance	CLEOP Options	Other Options subject to CLEOP terms and conditions
Consolidated and parent entity – 2008
Series E	31 Dec 2007	$1.125	44,444	-	-	(44,444)	-	-	-
Series F	31 Mar 2009	$1.125	225,557	-	(56,667)	-	168,890	168,890	-
Series G	31 Mar 2009	$1.125	261,667	-	(70,833)	-	190,834	190,834	-
Series H	20 Dec 2009	$0.607	700,000	-	-	-	700,000	700,000	-
Series I	27 Feb 2010	$0.550	110,000	-	-	-	110,000	-	110,000
Series J	12 Jan 2010	$0.635	220,000	-	-	-	220,000	200,000	20,000
Series K	31 Jul 2010	$0.495	800,000	-	-	-	800,000	800,000	-
Series L	7 Feb 2011	$1.374	210,000	-	(55,000)	-	155,000	155,000	-
Series M	7 Feb 2011	$0.823	50,000	-	-	-	50,000	50,000	-
Series N	7 Feb 2011	$1.125	22,000	-	-	-	22,000	-	22,000
Series O	7 Feb 2011	$0.823	25,000	-	-	-	25,000	-	25,000
Series P	4 Jun 2011	$1.020	200,000	-	-	-	200,000	-	200,000
Series Q	15 Nov 2011	$1.000	250,000	-	-	-	250,000	250,000	-
Series R	14 Feb 2012	$1.125	400,000	-	-	-	400,000	400,000	-
Series S	01 Jan 2012	$0.650	40,000	-	-	-	40,000	-	40,000
Series T	31 Mar 2009	$1.170	-	694,291	-	-	694,291	-	694,291
Series U	29 Oct 2012	$0.460	-	50,000	-		50,000	50,000	-
Total			3,558,668	744,291	(182,500)	(44,444)	4,076,015	2,964,724	1,111,291
Weighted average exercise price:			$0.82	$1.12	$1.20	$1.13	$0.86	$0.79	$1.04

The total number of outstanding CLEOP Options represents around 5.6% (4.8% - 2008) of the total number of issued ordinary shares in the capital of Cytopia Ltd.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

The key terms and conditions of each grant of CLEOP options affecting remuneration in the previous, this or future reporting periods are as follows:

CLEOP Options	Grant Date	Expiry Date	Exercise Price	Value per option at grant date	Dates Exercisable
Series H	21 Dec 2004	20 Dec 2009	$0.607	$0.332	Fully vested
Series I	21 Dec 2004	27 Feb 2010	$0.550	$0.354	Fully vested
Series J	14 Jan 2005	12 Jan 2010	$0.635	$0.325	Fully vested
Series K	1 Aug 2005	31 July 2010	$0.495	$0.279	Fully vested
Series L	8 Feb 2006	7 Feb 2011	$1.374	$0.280	Fully vested
Series M	8 Feb 2006	7 Feb 2011	$0.823	$0.408	Fully vested
Series N	8 Feb 2006	7 Feb 2011	$1.125	$0.337	Fully vested
Series O	8 Feb 2006	7 Feb 2011	$0.823	$0.408	Fully vested
Series P	5 Jun 2006	4 Jun 2011	$1.020	$0.506	Fully vested
Series Q	16 Nov 2006	15 Nov 2011	$1.000	$0.243	Progressively over 36 months from Sep 2006
Series R	15 Feb 2007	14 Feb 2012	$1.125	$0.208	Progressively over 36 months from Mar 2007
Series S	29 Jun 2007	01 Jan 2012	$0.650	$0.310	Progressively over 36 months from Jan 2007
Series U	28 Oct 2007	29 Oct 2012	$0.460	$0.22	Progressively over 36 months from Oct 2007
Series V	07 Aug 2009	06 Aug 2013	$0.334	$0.145	Progressively over 36 months from Aug2008
Series V2	26 Nov 2009	06 Aug 2013	$0.334	$0.145	Progressively over 34 months from Nov 2008

Fair value of options granted:
All issued options are American call options (i.e. capable of exercise at any time once the options have vested up to the expiry date).  Accordingly, the value per option at grant date is independently determined using the ‘Binomial American Style Options” pricing model that takes into account the exercise price, term of the option, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, and the risk free interest rate for the term of the option.

The model inputs for the options granted are shown in the above table.  Additional inputs used for the 2009 financial year were as follows for

Series V & V2 issue:
(a)	1,070,000 options were granted as part of employees remuneration for 2009
(b)	share price at grant dates: 7 Aug 2009: $0.285
(c)	expected price volatility of the company’s shares: 53% (43% - 2008)
(d)	expected dividend yield: 0% (0% - 2007)
(e)	risk free interest rate: 7.81% (6.50% - 2008)

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

The expected price volatility is based on historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Cytopia Equity Plan No. 3 – Employee Option Plan

The Cytopia Equity Plan No.3: Employee Option Plan (“CEP3”) was approved by the board of Cytopia Ltd on 26 April 2006.   Options are granted under the plan for no consideration and, once capable of exercise, entitle the holder to subscribe for one fully-paid ordinary share upon exercise where no payment is made for the exercise of the option.  The option holders entitlements to options are vested (i.e. they are not conditional on future employment) as soon as the options become exercisable.

The CEP3 provides selected employees and executive directors of the Group, or employees of the Group who have met certain performance standards, with a means of acquiring options and ultimately ordinary shares in the Company, subject to the fulfilment of any applicable vesting conditions.  The object of the CEP3 plan is to encourage greater participation and ownership on the part of participating employees and executive directors in the performance and success of the Group.   Non-executive directors are not entitled to participate in CEP3.

No options over ordinary shares in Cytopia Ltd were issued during the financial years ended 30 June 2009 and 30 June 2008 under this plan.

Cytopia Research Options

All options previously issued under the Cytopia Research Employees’ and Officers Option Plan and the Cytopia Research Consultant Option Plans (CRCOP)  were cancelled in this and prior financial years.

(b)   Employee Share Plan

Cytopia Ltd Share Plan

The Cytopia Equity Plan No.2: Employee Share Plan (“CEP2”) was approved by the board of Cytopia Ltd on 26 April 2006.

Under the plan, eligible employees may be granted up to $1,000 worth of fully-paid ordinary shares in Cytopia Ltd annually for no cash consideration.  The market value of shares issued under the plan, measured as the weighted average market price on the day of issue of the shares, is recognised in the statement of financial position as share capital and as part of employee benefit costs in the period the shares are granted.

Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the Group.  In all other respects the shares rank equally with other fully-paid ordinary shares on issue.  Executive and non-executive directors are not entitled to participate in CEP2.

Offers under the plan are at the discretion of the company.  78,560 ordinary shares in Cytopia Ltd were issued during the financial year ended 30 June 2009 (2008: 0 ordinary shares) under this plan.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(c)   Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated		Parent Entity
Option Type	2009 $	2008 $	2009 $	2008 $

Chair Options	-	-	-	-
CLEOP Options	103,483	218,149	56,600	95,773
Total	103,483	218,149	56,600	95,773

(i) Expenses arising from share-based payment transactions recognised during the period as part of the employee benefit expense were as follows:

	Consolidated		Parent Entity
Option Type	2009 $	2008 $	2009 $	2008 $

Chair Options	-	-	-	-
CLEOP Options	99,343	214,009	52,460	91,633
Total	99,343	214, 009	52,460	91,633

(ii) Expenses arising from share-based payment transactions recognised during the period as part of consultant expense were as follows:

	Consolidated		Parent Entity
Option Type	2009 $	2008 $	2009 $	2008 $

CLEOP Options	5,140	4,140	4,140	4,140

Note 27.  Contingencies

The parent entity and Group had no contingent assets or liabilities at 30 June 2009 (2008: nil).

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 28.  Canadian and A-IFRS generally accepted accounting policy differences

The Company's audited consolidated financial statements are prepared in accordance with Australian IFRS (A-IFRS), which differ in certain respects from Canadian generally accepted accounting principles (GAAP).  The following items present the impact of material differences between A-IFRS and Canadian GAAP on the Company's audited consolidated financial statements.

(a)   Consolidated income statements
		Consolidated
		2009	2008
		$	$
Loss for the year based on AIFRS		(6,515,767)	(7,603,640)

Amortisation of acquired technologies	(i)	(274,937)	(274,937)

Foreign currency translation	(ii)	19,769	6,248

Loss for the year based on Canadian GAAP		(6,770,935)	(7,872,329)

Basic and diluted loss per share from continuing operations (cents)		(8.0)	(9.9)

Weighted average number of ordinary shares outstanding		84,679,499	79,412,795

(i)    Goodwill and acquired technologies

The goodwill recorded in Cytopia’s balance sheet as at 30 June 2009 and 2008 under A-IFRS resulted from a business combination on 28 June 2004 where Cytopia obtained the remaining shares held by outside equity interests in its subsidiary Cytopia Research Pty Ltd.  This business combination was accounted for under Australian GAAP prior to the implementation of A-IFRS, and no restatement was made on transition to A-IFRS under AASB1.  However, amortisation of goodwill that had been recorded by Cytopia for the year ended 30 June 2005 was reversed on transition and goodwill was restated to its original cost.

The Canadian Institute of Chartered Accountants' (CICA) Handbook Section 1581 Business Combinations (Section 1581) was applicable for the business combination on 28 June 2004. Paragraph .05 of the standard required a business to be acquired in the transaction for the accounting rules relating to business combinations to be applied. EIC-124 Definition of a Business defines what constitutes a business for the purpose of business combinations and provided examples of application, which indicate that an organisation in its developmental phase is generally not considered a business and therefore is excluded from the scope of Section 1581.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Accordingly, the transaction on 28 June 2004 under Canadian GAAP would have been accounted for as a purchase of assets rather than a business combination. CICA Handbook Section 3450 Research and Development Costs (Section 3450), applicable at the time of the transaction, provided in paragraph .11 that the costs of intangible assets, such as patents or licenses, purchased from others for use in research and development activities is treated in a manner similar to the cost of equipment and facilities, as set out in paragraphs .09 and .10, that is capitalised and amortised to research and development expense over their useful lives.

As the recognition of the intangible asset is other than through a business combination, and it has a tax base of nil, it gives rise to a temporary difference under CICA Handbook Section 3465 Income Taxes (Section 3465) paragraph .44.  As such, the cost of future income taxes recognised at the time of acquisition should be added to the cost of the asset; that is the intangible asset is “grossed-up” to recognise a corresponding tax liability.  At the acquisition date, there is sufficient unrecognised deferred tax assets in Cytopia Research Pty Ltd. to offset this resultant deferred tax liability under paragraph .88, and would therefore have been recognised as a credit to income tax expense/ benefit in the statement of operations in that year.

Therefore, under Canadian GAAP, goodwill at cost of $1,347,192 is restated as another intangible asset at cost, being acquired technologies.  The cost of the intangible asset, including the amount for future income taxes, is $1,924,560.  The estimated useful life of acquired technologies, and consequent amortisation period, has been assessed by management as 7 years.  This results in accumulated amortisation on the acquired technologies as at 30 June 2009 of $1,374,686 (2008 - $1,099,749), of which $1,099,749 (2008 - $824,812) was debited against opening accumulated deficits and $274,937 (2008 - $274,937) was debited against current year amortisation expense.  The net carrying value at 30 June 2009 of the restated asset is therefore $549,874 (2008 - $824,812).  The deferred tax liability arising of $577,368 [being $1,924,560 x 30%] credited to the opening accumulated deficits in addition to the debit for accumulated amortisation resulted in a net debit to the accumulated deficits for 2009 of $797,318 (2008 - $522,381).

(ii)    Foreign currency translation

Under AASB 121 “The Effect of Changes in Foreign Exchange Rates”, the translation of Cytopia Inc., a wholly owned subsidiary located in the United States, was performed by translating the accounts of the subsidiary prepared in its U.S. dollar functional currency into the presentation currency of Australian dollars.  In this translation, all balance sheet items were translated at the year end spot rate and all income statement transactions were translated at the average rate relevant to each year, in accordance with paragraph ..39.  The resultant translation differences were recorded in a separate component in equity, being the foreign currency translation reserve.

Under CICA Handbook Section 1651 Foreign Currency Translation (Section 1651) paragraph ..03(a)(i), this subsidiary is classified as an integrated foreign operation. As such, in accordance with paragraph .21, the temporal method should be used to translate the financial statements of Cytopia Inc. The major differences between this and the method currently applied under A-IFRS, is that non-monetary items are translated at the historical exchange rates with amortisation of such assets also being translated at the historical rates applied to the assets to which they relate, in accordance with paragraph .22. Paragraph .24 requires exchange gains and losses arising on the translation of financial statements of an integrated foreign operation to be included in net income for the period.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

As there were no non-monetary assets of the U.S. subsidiary as at 30 June 30 2009, there were no differences resulting from the translation of assets and liabilities between A-IFRS and Canadian GAAP at this date.  However, during the year ended 30 June 2008, the U.S. subsidiary had non-monetary assets and differences resulting from the translation of assets and liabilities between A-IFRS and Canadian GAAP were adjusted against Research and Development expenses in the income statement.

 As a result of applying the temporal method historically, the debit of $61,759 in the foreign currency translation reserve as at June 30, 2009 (2008 - $140,121 debit) under A-IFRS is adjusted partly to the 2009 foreign exchange gain included as part of Management and General Administration expenses in the income statement of $19,769 credit (2008 - $37,890 credit), partly to the 2008 depreciation, impairment and loss on fixed assets included as part of Research and Development expenses in the income statement of $31,642 debit (2009 - $nil), partly against the opening foreign currency translation reserve $140,121 debit ($70,678 debit), and partly against the opening accumulated deficits $58,593 credit (2008 - $75,691 debit).

(b)   Consolidated statement of changes in equity

The following table reconciles the total equity as at 30 June 2009 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with Canadian GAAP:

	Notes	Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,973,331	1,667,193	(47,636,148)	5,004,376
Amortisation of acquired technologies	28(a)(i)	-	-	(797,318)	(797,318)
Foreign currency translation	28(a)(ii)	-	61,759	(61,759)	-

Total equity under Canadian GAAP		50,973,331	1,728,952	(48,495,225)	(4,207,058)

The following table reconciles the total equity as at 30 June 2008 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with Canadian GAAP:

	Notes	Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,957,329	1,485,348	(41,120,381)	11,322,296
Amortisation of acquired technologies	28(a)(i)	-	-	(522,381)	(522,381)
Foreign currency translation	28(a)(ii)	-	140,121	(81,528)	58,593

Total equity under Canadian GAAP		50,957,329	1,625,469	(41,724,290)	10,858,508

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(c)   Recent Canadian accounting pronouncements issued and not yet effective

(i)        Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual financial statements relating to financial years beginning on or after 1 October 2008, specifically 1 July 2009 for the Company.  The Company does not expect the adoption of Section 3064 will have an impact on it’s a-IFRS to Canadian GAAP reconciliation.

(ii)       Financial Instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after 30 September 2009.  The Company does not expect the adoption of Section 3862 will have an impact on it’s A-IFRS to Canadian GAAP reconciliation.

(iii)      International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt International Financial Reporting Standards for fiscal years beginning on or after 1 January 2011.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

Note 29.  United States and A-IFRS generally accepted accounting policy differences

The Company's audited consolidated financial statements are prepared in accordance with Australian IFRS (A-IFRS), which differ in certain respects from United States generally accepted accounting principles (US GAAP).  The following items present the impact of material differences between A-IFRS and US GAAP on the Company's audited consolidated financial statements.

(a)   Consolidated income statements
		Consolidated
		2009	2008
		$	$
Loss for the year based on AIFRS		(6,515,767)	(7,603,640)

Amortization of acquired technologies	(i)	67,545	67,545

Foreign currency translation	(ii)	19,769	6,248

Loss for the year based on US GAAP		(6,428,453)	(7,529,847)

Basic and diluted loss per share from continuing operations (cents)		(7.6)	(9.5)

Weighted average number of ordinary shares outstanding		84,679,499	79,412,795

(i)       Goodwill and acquired technologies

The goodwill recorded in Cytopia’s balance sheet as at 30 June 2009 and 2008 under A-IFRS resulted from a business combination on 28 June 2004 where Cytopia obtained the remaining shares held by outside equity interests in its subsidiary Cytopia Research Pty Ltd.  This business combination was accounted for under Australian GAAP prior to the implementation of A-IFRS, and no restatement was made on transition to A-IFRS under AASB1.  However, amortisation of goodwill that had been recorded by Cytopia for the year ended 30 June 2005 was reversed on transition and goodwill was restated to its original cost.

Under US GAAP, intangible assets purchased in a business acquisition which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development costs.

The technologies Cytopia acquired in the transaction on 28 June 2004 do not have an alternative future use given their specialized nature. Therefore, under US GAAP, goodwill at cost of $1,347,192 and licenses at cost of $1,013,085 representing in-process research and development would have been immediately expensed on acquisition. For the year ended 30 June 2009 amortization recorded of $67,545 (2008 - $67,545) is reversed to conform with US GAAP. For the consolidated statement of changes in equity, the unamortized cost of goodwill plus the licenses as at 30 June 2009 of $1,955,356 ($2,022,901 – 2008) would be credited with a corresponding debit to the accumulated deficit to conform with US GAAP.

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

(ii)      Foreign currency translation

Under AASB 121 “The Effect of Changes in Foreign Exchange Rates”, the translation of Cytopia Inc., a wholly owned subsidiary located in the United States, was performed by translating the accounts of the subsidiary prepared in its U.S. dollar functional currency into the presentation currency of Australian dollars.  In this translation, all balance sheet items were translated at the year end spot rate and all income statement transactions were translated at the average rate relevant to each year, in accordance with paragraph ..39.  The resultant translation differences were recorded in a separate component in equity, being the foreign currency translation reserve.

Under the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 8 (FAS 8) “Accounting for the Translation of Foreign Currency Transactions and Foreign Currency Financial Statements”, exchange gains and losses arising on the translation of financial statements of a foreign operation are to be included in net income for the period.  The other major difference between this and the method currently applied under A-IFRS, is that non-monetary items are translated at the historical exchange rates with amortisation of such assets also being translated at the historical rates applied to the assets to which they relate.

As there were no non-monetary assets of the U.S. subsidiary as at 30 June 2009, there were no differences resulting from the translation of assets and liabilities between A-IFRS and US GAAP at this date.  However, during the year ended 30 June 2008, the U.S. subsidiary had non-monetary assets and differences resulting from the translation of assets and liabilities between A-IFRS and US GAAP were adjusted against Research and Development expenses in the income statement.

 As a result of applying the temporal method historically, the debit of $61,759 in the foreign currency translation reserve as at June 30, 2009 (2008 - $140,121 debit) under A-IFRS is adjusted partly to the 2009 foreign exchange gain included as part of Management and General Administration expenses in the income statement of $19,769 credit (2008 - $37,890 credit), partly to the 2008 depreciation, impairment and loss on fixed assets included as part of Research and Development expenses in the income statement of $31,642 debit (2009 - $nil), partly against the opening foreign currency translation reserve $140,121 debit ($70,678 debit), and partly against the opening accumulated deficits $58,593 credit (2008 - $75,691 debit).

(b)   Consolidated statement of changes in equity

The following table reconciles the total equity as at 30 June 2009 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with US GAAP:

		Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,973,331	1,667,193	(47,636,148)	5,004,376
In-process research and development acquired	(a)(i)	-	-	(1,955,356)	(1,955,356)
Foreign currency translation	(a)(ii)	-	61,759	(61,759)	-

Total equity under US GAAP		50,973,331	1,728,952	(49,643,263)	(2,239,178)

CYTOPIA LTD	Audited Financial Statements for the year ended 30 June 2009

The following table reconciles the total equity as at 30 June 2008 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with US GAAP:

		Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,957,329	1,485,348	(41,120,381)	11,322,296
In-process research and development acquired	(a)(i)	-	-	(2,022,901)	(2,022,901)
Foreign currency translation	(a)(ii)	-	140,121	(81,528)	58,593

Total equity under US GAAP		50,957,329	1,625,469	(43,224,810)	9,357,988

(c)   Recent United States accounting pronouncements issued and not yet effective

(i)        Business Combinations

Recently issued accounting pronouncements not yet adopted: In December 2007, the FASB issued Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value. SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 .  The Company does not expect the adoption of SFAS 141R will have an impact on its A-IFRS to US GAAP reconciliation.

(ii)      Non-controlling Interests

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements and is effective July 1, 2009 for the Company. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160. The Company does not expect the adoption of SFAS 160 will have an impact on its A-IFRS to US GAAP reconciliation.

(iii)     FASB Accounting Standards Codification

In June 2009, the FASB issued Statement No. 168 ("SFAS 168"), The FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles to replace SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of SFAS 168 will have an impact on its A-IFRS to US GAAP reconciliation.

BDO

Tel: +61 3 8320 2222
Fax: +61 3 8320 2200
www.bdo.com.au

The Rialto, 525 Collins St
Melbourne VIC 3000
GPO Box 4736, Melbourne VIC 3001
Australia

**INDEPENDENT AUDITOR'S REPORT**
To the members of Cytopia Limited

**Matters Relating to the Electronic Presentation of the Audited Financial Report**
This auditor's report relates to the financial report of Cytopia Limited for the year ended 30 June 2009 included on Cytopia Limited's web site. The company's directors are responsible for the integrity of Cytopia Limited's web site. We have not been engaged to report on the integrity of Cytopia Limited's web site. The auditor's report refers only to the statements named below. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

**Report on the Financial Report**
We have audited the accompanying financial report of Cytopia Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

*Directors' Responsibility for the Financial Report*
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

*Auditor's Responsibility*
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO Audit (NSW-VIC) Pty Ltd ABN 17 114 673 540
BDO is the brand name for the BDO International network and for each of the BDO Member Firms. BDO in Australia is a national association of separate entities. Liability of each entity is limited by a scheme approved under the Professional Standards Legislation other than for acts or omission of financial services licensees.

Page 86 of 89

BDO

*Independence*
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001* would be in the same terms if it had been given to the directors at the time that this auditor's report was made.

*Auditor's Opinion*
In our opinion:

(a) the financial report of Cytopia Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

*Material Uncertainty Regarding Continuation as a Going Concern*
Without qualifying our opinion, we draw attention to Note 1(v) in the financial report which indicates that the consolidated entity incurred a net loss of $6,515,767 during the year ended 30 June 2009. This condition, along with other matters as set forth in Note 1(v), indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity's ability to continue as a going concern.

Report on the Remuneration Report
We have audited the Remuneration Report included on pages 20 to 29 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

*Auditor's Opinion*
In our opinion, the Remuneration Report of Cytopia Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Act 2001*.

BDO

BDO Audit (NSW-VIC) Pty Ltd
Chartered Accountants

Eric W Passaris

Eric William Passaris
Director

Melbourne, Victoria
Dated this 16th day of September 2009 **(except for Notes 22, 28 and 29 which are at 8 February 2010).**

Page 87 of 89

Tel: +61 3 8320 2222
Fax: +61 3 8320 2200
www.bdo.com.au

The Rialto, 525 Collins St
Melbourne VIC 3000
GPO Box 4736, Melbourne VIC 3001
Australia

12 February 2010

YM Biosciences Inc.

Dear Sirs/Mesdames,

**Re: Cytopia Limited**

We are writing to you in connection with our opinion on the financial statements of Cytopia Limited for the year ended 30 June 2009 which has been used in connection with the prospectus of YM Biosciences Inc.

**Determination that Australian GAAS is substantially equivalent to Canadian GAAS**
We conducted our audit in accordance with Australian Auditing Standards which are issued by the Australian Auditing and Assurance Standards Board (AUASB).

The AUASB issues Australian Auditing Standards made under section 336 of the Corporations Act 2001.

Australian Auditing Standards conform with the equivalent International Standards on Auditing, issued by the International Auditing and Assurance Standards Board of the International Federation of Accountants. The differences between Australian Auditing Standards and International Standards on Auditing are only where Australian Auditing Standards include additional mandatory requirements not contained in the equivalent International Standards on Auditing.

The Auditing and Accounting Steering Committee of BDO International has issued an audit manual and audit software which sets out auditing standards and methodology to be followed by the Member Firms. The manual also sets out firm standards for dealing with International Engagements. These standards require that the Member Firm in the country of filing be consulted on the engagement.

We have discussed Australian GAAS and Canadian GAAS with partners from the Canadian member firm in the BDO network in order to identify significant GAAS differences. As a result of this discussion, we believe that Australian GAAS does not differ in any significant respect from Canadian GAAS.

BDO Audit (NSW-VIC) Pty Ltd ABN 17 114 673 540
BDO is the brand name for the BDO International network and for each of the BDO Member Firms. BDO in Australia is a national association of separate entities. Liability of each entity is limited by a scheme approved under the Professional Standards Legislation other than for acts or omission of financial services licensees.

BDO

Our report (except as noted below), if prepared in accordance with Canadian GAAS would not contain a reservation.

In Canada, reporting standards for auditors require that an auditor's opinion state that the consolidated financial statements of the company present fairly, in all material respects, the financial position of the consolidated entity and its results of operations and cash flows in accordance with International Financial Reporting Standards. In Australia, reporting standards for auditors require that an auditor's opinion state that the consolidated financial statements of the company give a true and fair view of its financial position and of its performance for the year.

Yours very truly,

BDO

**BDO AUDIT (NSW-VIC) PTY LTD**
Chartered Accountants

Melbourne, Australia

2

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Contents

Page

Consolidated Statement of Comprehensive Income	59

Consolidated Statement of Financial Position	60

Consolidated Statement Of Changes In Equity	61

Consolidated Statement of Cash Flows	62

Notes To The Consolidated Financial Statements	63

Directors’ Declaration

Auditor's Review Report

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Condensed Consolidated Statement of Comprehensive Income
For the half year ended 31 December 2009

		Half-Year 31 Dec 2009	Half-Year 31 Dec 2008
	Notes	$	$

Revenue from continuing operations	3	42,012	2,293,024
Other income		203,000	532,580
Research & development expenses		(1,314,001)	(3,875,479)
Management and general administration expenses		(1,555,330)	(1,708,773)

Loss before income tax benefit		(2,624,319)	(2,758,648)

Income tax benefit		-	3,172

Loss attributable to owners of Cytopia Limited		(2,624,319)	(2,755,476)

Other comprehensive income

Foreign currency translation differences		(63,301)	179,331

Total comprehensive income for the half-year		(2,687,620)	(2,576,145)

Earnings per share for profits from continuing operations attributable to owners of Cytopia Limited
Basic and diluted loss per share		(3.1)	(3.2)

The above Condensed Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Condensed Consolidated Statement of Financial Position
As at 31 December 2009

		As at 31 Dec 2009	As at 30 Jun 2009
	Notes	$	$
Current assets
Cash and cash equivalents		1,383,053	3,970,740
Trade and other receivables		232,671	5,141
		1,615,724	3,975,881
Non current assets held for sale		-	310,862

Total current assets		1,615,724	4,286,743

Non-current assets
Property, plant and equipment		25,566	99,921
Intangible assets		1,921,582	1,955,356

Total non-current assets		1,947,148	2,055,277

Total assets		3,562,872	6,342,020

Current liabilities
Trade and other payables		1,249,141	1,052,714
Provisions		134,594	262,976

Total current liabilities		1,383,735	1,315,690

Non-current liabilities
Provisions		17,921	21,954

Total non-current liabilities		17,921	21,954

Total liabilities		1,401,656	1,337,644
Net assets		2,161,216	5,004,376
Equity
Contributed equity	5	50,973,331	50,973,331
Reserves		1,448,355	1,667,193
Accumulated losses		(50,260,470)	(47,636,148)

Total equity		2,161,216	5,004,376

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Condensed Consolidated Statement Of Changes In Equity
For the half year ended 31 December 2009

	Half-Year 31 Dec 2009	Half-Year 31 Dec 2008
	$	$

Total equity at the beginning of the half year	5,004,376	11,325,468

Total comprehensive income for the half year	(2,687,620)	(2,576,145)

Transactions with equity holders in their capacity as equity holders:
Share-based payment expense	(155,540)	48,061
Issue of share capital, net of transaction costs	-	16,002

Total equity at the end of the half year	2,161,216	8,813,386

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Condensed Consolidated Statement of Cash Flows
For the half year ended 31 December 2009

	Half Year 31 Dec 2009	Half Year 31 Dec 2008
	$	$

Cash flows from operating activities
Payments to suppliers and employees (inclusive of goods and services tax)	(2,921,799)	(5,598,947)
Interest received	22,823	291,320
Grants (inclusive of goods and services tax)	-	681,175
License fees	21,422	1,480,145
Income taxes refunded/(paid)	-	48,537

Net cash outflow from operating activities	(2,877,554)	(3,097,770)

Cash flows from investing activities
Payments for property, plant and equipment	-	(37,487)
Receipts for sale of property, plant and equipment	421,358	1,448
Payments for purchase of held for sale financial assets	-	(4,905)

Net cash inflow / (outflow) from investing activities	421,358	(40,944)

Cash flows from financing activities

Net cash inflow from financing activities	-	-

Net decrease in cash and cash equivalents	(2,456,196)	(3,138,714)

Cash and cash equivalents at the beginning of the reporting period	3,970,740	11,002,000
Effects of exchange rate changes on cash and cash equivalents	(131,491)	17,889

Cash and cash equivalents at the end of the half year	1,383,053	7,881,175

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Notes To The Consolidated Financial Statements
For the half year ended 31 December 2009

NOTE 1.  Basis of preparation of half year report

These general purpose financial statements for the half-year reporting period ended 31 December 2009 have been prepared in accordance with Australian Accounting Standard 134 Interim Financial Reporting.

These half-year financial statements do not include all the notes of the type normally included in annual financial statements and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial statements. Accordingly, these half-year financial statements are to be read in conjunction with the annual financial statements for the year ended 30 June 2009 and any public announcements made by Cytopia Limited during the half-year reporting period.

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to their operations and effective for the current reporting period. The adoption of these new and revised Standards and Interpretations have resulted in changes to the Group’s presentation, or disclosure in, its half-year financial statements in the following areas:

Presentation of Financial Statements

As a consequence of the adoption of AASB 101 Presentation of Financial Statements (2007) and its associated amending standards, the Group has presented a statement of comprehensive income for the first time. Other changes include terminology changes, notably the balance sheet is now titled, statement of financial position.

The same accounting policies and methods of computation have generally been followed in these half-year financial statements as compared with the most recent annual financial statements, except as follows:

Going concern basis

For the half year ended 31 December 2009, the Group incurred an operating loss of $2,624,319 (December 2008 half year loss: $2,755,476). As at 31 December 2009, the Group’s net assets stood at $2,161,216 (30 June 2009: $5,004,376), with available cash of $1,383,053 (30 June 2009: $3,970,740).

In June 2009 the Company stated that the Group had made strategic changes to its business by focussing operations on developing preclinical and clinical stage compounds and ceasing all in house research on early stage projects. Apart from these changes, there were no other significant changes to the state of the operations of the Group during the 6 months ended 31 December 2009.

Based on the merger with YM BioSciences Inc., as disclosed on page 7 in note 6, the directors’ believe that sufficient cash will be available to fund the Group’s operations over the 12 month period subsequent to the date of signing the financial statements.

These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. No adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

NOTE 2.  Segment information

Cytopia Limited and its subsidiaries operate in the medical and biotechnology research industry segment predominantly within Australia.

NOTE 3.  Revenue from continuing operations

	Half Year 31 Dec 2009	Half Year 31 Dec 2008
	$	$

Consolidated Revenue
Interest	20,360	297,861
License Fees	21,652	1,995,163
Total Revenue	42,012	2,293,024

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

NOTE 4.  Dividends

The consolidated entity has not declared or paid dividends during the half year ended 31 December 2009.

NOTE 5.  Contributed Equity

	As at 31 Dec 2009	As at 30 Jun 2009
	$	$

Share Capital (fully-paid ordinary shares)	50,973,331	50,973,331

	As at 31 Dec 2009	As at 30 Jun 2009
	No. Shares	No. Shares

Share Capital (fully-paid ordinary shares)	84,691,304	84,691,304

NOTE 6.  Events occurring after balance sheet date

On 6th October 2009 Cytopia announced that it had signed an exclusive and binding Implementation Agreement in which it is proposed that Toronto-based YM BioSciences acquire all of the issued shares and options in Cytopia. On 8th December 2009 the Supreme Court of Victoria made Orders to convene a meeting (Scheme Meeting) of Cytopia shareholders to consider, and if thought fit, approve the proposed scheme of arrangement which would give effect to the merger. The Scheme Meeting was held on Tuesday 12 January at which the Scheme was approved by the required majority of shareholders. On Friday 15 January the Supreme Court of Victoria approved the Scheme Arrangement. Documents were subsequently lodged with the Australian Securities and Investments Commission on Monday 18 January, giving effect to the Scheme.

No other significant events occurred subsequent to 31 December 2009.

NOTE 7.  Contingencies

As at 31 December 2009, the consolidated entity had a contingent liability payable to Oppenheimer & Co Inc., under an agreement with that company dated 5 February 2009, whereby a total fee of USD 500,000 would be payable upon Cytopia completing the Scheme of Arrangement with YM BioSciences by 28 February 2010.

NOTE 8.  Issuances, repurchases and repayments of debt and equity securities

During the half year reporting period, Cytopia Limited did not issue, repurchase or repay any debt or equity securities (2008:78,560 ordinary shares issued).

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Note 9.  Canadian and A-IFRS generally accepted accounting policy differences

The Company's audited consolidated financial statements are prepared in accordance with Australian IFRS (A-IFRS), which differ in certain respects from Canadian generally accepted accounting principles (GAAP).  The following items present the impact of material differences between A-IFRS and Canadian GAAP on the Company's audited consolidated financial statements.

(a)	Consolidated income statements

		Consolidated
		Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
		$	$
Loss for the period based on AIFRS		(2,624,319)	(2,755,476)

Amortisation of acquired technologies	(i)	(137,469)	(137,469)

Foreign currency translation	(ii)	(63,300)	97,522

Loss for the period based on Canadian GAAP		(2,825,088)	(2,795,423)

Basic and diluted loss per share from continuing operations (cents)		(3.3)	(3.3)

Weighted average number of ordinary shares outstanding		84,691,304	84,667,821

(i)	Goodwill and acquired technologies

The goodwill recorded in Cytopia’s balance sheet as at 31 December 2009 and 2008 under A-IFRS resulted from a business combination on 28 June 2004 where Cytopia obtained the remaining shares held by outside equity interests in its subsidiary Cytopia Research Pty Ltd.  This business combination was accounted for under Australian GAAP prior to the implementation of A-IFRS, and no restatement was made on transition to A-IFRS under AASB1.  However, amortisation of goodwill that had been recorded by Cytopia for the year ended 30 June 2005 was reversed on transition and goodwill was restated to its original cost.

The Canadian Institute of Chartered Accountants' (CICA) Handbook Section 1581 Business Combinations (Section 1581) was applicable for the business combination on 28 June 2004. Paragraph .05 of the standard required a business to be acquired in the transaction for the accounting rules relating to business combinations to be applied. EIC-124 Definition of a Business defines what constitutes a business for the purpose of business combinations and provided examples of application, which indicate that an organisation in its developmental phase is generally not considered a business and therefore is excluded from the scope of Section 1581.

Accordingly, the transaction on 28 June 2004 under Canadian GAAP would have been accounted for as a purchase of assets rather than a business combination. CICA Handbook Section 3450 Research and Development Costs (Section 3450), applicable at the time of the transaction, provided in paragraph .11 that the costs of intangible assets, such as patents or licenses, purchased from others for use in research and development activities is treated in a manner similar to the cost of equipment and facilities, as set out in paragraphs .09 and .10, that is capitalised and amortised to research and development expense over their useful lives.

As the recognition of the intangible asset is other than through a business combination, and it has a tax base of nil, it gives rise to a temporary difference under CICA Handbook Section 3465 Income Taxes (Section 3465) paragraph .44.  As such, the cost of future income taxes recognised at the time of acquisition should be added to the cost of the asset; that is the intangible asset is “grossed-up” to recognise a corresponding tax liability.  At the acquisition date, there are sufficient unrecognised deferred tax assets in Cytopia Research Pty Ltd. to offset this resultant deferred tax liability under paragraph .88, and would therefore have been recognised as a credit to income tax expense/ benefit in the statement of operations in that year.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Therefore, under Canadian GAAP, goodwill at cost of $1,347,192 is restated as another intangible asset at cost, being acquired technologies.  The cost of the intangible asset, including the amount for future income taxes, is $1,924,560.  The estimated useful life of acquired technologies, and consequent amortisation period, has been assessed by management as 7 years.  This results in accumulated amortisation on the cost of the acquired technologies as at 31 December 2009 of $1,512,155 (2008 - $1,237,218), of which $1,374,686 (2008 - $1,099,749) was debited against opening accumulated deficits and $137,469 (2008 - $137,469) was debited against current period amortisation expense.  The net carrying value at 31 December 2009 of the restated asset is therefore $412,405 (2008 - $687,342).  The deferred tax liability arising of $577,368 (being $1,924,560 x 30%) credited to the opening accumulated deficits in addition to the debit for accumulated amortisation resulted in a net debit to the accumulated deficits for 2009 of $934,787 (2008 - $659,850).

(ii)	Foreign currency translation

Under AASB 121 “The Effect of Changes in Foreign Exchange Rates”, the translation of accounts of Cytopia Inc., a wholly owned subsidiary located in the United States, was performed by translating the accounts of the subsidiary prepared in its U.S. dollar functional currency into the presentation currency of Australian dollars. In this translation, all balance sheet items were translated at the period end spot rate and all income statement transactions were translated at the average rate relevant to each period, in accordance with paragraph .39. The resultant translation differences were recorded in a separate component in equity, being the foreign currency translation reserve.

Under CICA Handbook Section 1651 Foreign Currency Translation (Section 1651) paragraph ..03(a)(i), this subsidiary is classified as an integrated foreign operation. As such, in accordance with paragraph .21, the temporal method should be used to translate the financial statements of Cytopia Inc. The major differences between this and the method currently applied under A-IFRS, is that non-monetary items are translated at the historical exchange rates with amortisation of such assets also being translated at the historical rates applied to the assets to which they relate, in accordance with paragraph .22. Paragraph .24 requires exchange gains and losses arising on the translation of financial statements of an integrated foreign operation to be included in net income for the period.

As there were no non-monetary assets of the U.S. subsidiary as at 31 December 2009, there were no differences resulting from the translation of assets and liabilities between A-IFRS and Canadian GAAP at this date. However, during the six months ended 31 December 2008, the U.S. subsidiary had non-monetary assets and differences resulting from the translation of assets and liabilities between A-IFRS and Canadian GAAP were adjusted against Research and Development expenses in the income statement.

As a result of applying the temporal method historically, the debit of $125,060 in the foreign currency translation reserve as at December 31, 2009 (2008 - $39,210 credit) under A-IFRS is adjusted partly to the 2009 foreign exchange gain included as part of Management and General Administration expenses in the income statement of $63,300 debit (2008 - $97,522 credit), and partly against the opening accumulated losses $61,760 debit (2008 - $58,312 debit).

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

(b)	Consolidated statement of changes in equity

The following table reconciles the total equity as at 31 December 2009 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with Canadian GAAP:

	Notes	Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,973,331	1,448,355	(50,260,470)	2,161,216
Amortisation of acquired technologies	9(a)(i)	-	-	(934,787)	(934,787)
Foreign currency translation	9(a)(ii)	-	125,060	(125,060)	-

Total equity under Canadian GAAP		50,973,331	1,573,415	(51,320,317)	1,226,429

The following table reconciles the total equity as at 31 December 2008 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with Canadian GAAP:

	Notes	Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,973,331	1,712,740	(43,872,685)	8,813,386
Amortisation of acquired technologies	9(a)(i)	-	-	(659,850)	(659,850)
Foreign currency translation	9(a)(ii)	-	(39,210)	39,210	-

Total equity under Canadian GAAP		50,973,331	1,673,530	(44,493,325)	8,153,536

(c)	Recent Canadian accounting pronouncements issued and not yet effective

(i)	Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual financial statements relating to financial years beginning on or after 1 October 2008, specifically 1 July 2009 for the Company.  The Company does not expect the adoption of Section 3064 will have an impact on its a-IFRS to Canadian GAAP reconciliation.

(ii)	Financial Instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after 30 September 2009.  The Company does not expect the adoption of Section 3862 will have an impact on its A-IFRS to Canadian GAAP reconciliation.

(iii)	International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt International Financial Reporting Standards for fiscal years beginning on or after 1 January 2011.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

Note 10.  United States and A-IFRS generally accepted accounting policy differences

The Company's audited consolidated financial statements are prepared in accordance with Australian IFRS (A-IFRS), which differ in certain respects from United States generally accepted accounting principles (US GAAP).  The following items present the impact of material differences between A-IFRS and US GAAP on the Company's audited consolidated financial statements.

(a)	Consolidated income statements

		Consolidated
		Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
		$	$
Loss for the period based on AIFRS		(2,624,319)	(2,755,476)

Amortisation of acquired technologies	(i)	33,774	33,774

Loss for the period based on US GAAP		(2,590,545)	(2,721,702)

Basic and diluted loss per share from continuing operations (cents)		(3.1)	(3.2)

Weighted average number of ordinary shares outstanding		84,691,304	84,667,821

(i)	Goodwill and acquired technologies

The goodwill recorded in Cytopia’s balance sheet as at 31 December 2009 and 2008 under A-IFRS resulted from a business combination on 28 June 2004 where Cytopia obtained the remaining shares held by outside equity interests in its subsidiary Cytopia Research Pty Ltd.  This business combination was accounted for under Australian GAAP prior to the implementation of A-IFRS, and no restatement was made on transition to A-IFRS under AASB1.  However, amortisation of goodwill that had been recorded by Cytopia for the year ended 30 June 2005 was reversed on transition and goodwill was restated to its original cost.

Under US GAAP, intangible assets purchased in a business acquisition which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development costs.

The technologies Cytopia acquired in the transaction on 28 June 2004 do not have an alternative future use given their specialized nature. Therefore, under US GAAP, goodwill at cost of $1,347,192 and licenses at cost of $1,013,085 representing in-process research and development would have been immediately expensed on acquisition. For the six months ended December 31, 2009 amortisation recorded of $33,744 (2008 - $33,744) is reversed to conform with US GAAP.  For the consolidated statement of changes in equity, the unamortised cost of goodwill plus the licenses as at 31 December 2009 of $1,921,582 (2008 - $1,989,127) would be credited with a corresponding debit to the accumulated deficit to conform with US GAAP.

CYTOPIA LIMITED
HALF YEAR FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

(b)	Consolidated statement of changes in equity

The following table reconciles the total equity as at 31 December 2009 as reported in the unaudited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the unaudited consolidated financial statements been prepared in accordance with US GAAP:

		Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,973,331	1,448,355	(50,260,470)	2,161,216
In-process research and development acquired	(a)(i)	-	-	(1,921,582)	(1,921,582)

Total equity under US GAAP		50,973,331	1,448,355	(52,182,052)	239,634

The following table reconciles the total equity as at 31 December 2008 as reported in the unaudited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the unaudited consolidated financial statements been prepared in accordance with US GAAP:

		Contributed Equity	Reserves	Accumulated losses	Total
		$	$	$	$
Total equity under AIFRS		50,973,331	1,712,740	(43,872,685)	8,813,386
In-process research and development acquired	(a)(i)	-	-	(1,989,127)	(1,989,127)

Total equity under US GAAP		50,973,331	1,712,740	(45,861,812)	6,824,259

YM BIOSCIENCES INC.

Pro Forma Condensed Combined Balance Sheet as at December 31, 2009
(Unaudited)
(Expressed in Canadian dollars, unless otherwise noted)	(A)	(B)		(A+B)	(C)	(D)	(E)		(C+D+E)
		AIFRS/Cdn GAAP				YM	Pro Forma		Pro Forma
	Cytopia	Adjustments	Notes	Cytopia	Cytopia	Biosciences	Adjustments	Notes	Condensed Combined
	$Aus	$Aus		$Aus	$Cdn	$Cdn	$Cdn		$Cdn
	AIFRS			Cdn GAAP	Cdn GAAP	Cdn GAAP			Cdn GAAP
Assets
Current assets:
Cash and cash equivalents	1,383,053	-		1,383,053	1,299,378	30,728,304	-		32,027,682
Short-term deposits	-	-		-	-	5,173,645	-		5,173,645
Accounts receivable	232,671	-		232,671	218,594	441,815	-		660,409
Prepaid expenses	-	-		-	-	142,024	-		142,024
Total current assets	1,615,724	-		1,615,724	1,517,972	36,485,788	-		38,003,760

Property and equipment	25,566	-		25,566	24,019	80,830	-		104,849
Intangible assets	574,390	412,405	3a	986,795	927,094	2,474,597	12,024,324	3c	15,426,015
Goodwill	1,347,192	(1,347,192)	3a	-	-	-	-		-
Total assets	3,562,872	(934,787)		2,628,085	2,469,085	39,041,215	12,024,324		53,534,624

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,249,141	-		1,249,141	1,173,568	537,272	(703,073)	3d	1,007,767
Accrued liabilities	134,594	-		134,594	126,451	930,734	1,237,723	3d	2,294,908
Deferred revenue	-	-		-	-	2,553,762	-		2,553,762
Total current liabilities	1,383,735	-		1,383,735	1,300,019	4,021,768	534,650		5,856,437

Deferred revenue	-	-		-	-	1,616,168	-		1,616,168
Other liabilities	17,921	-		17,921	16,837	-	-		16,837
Total liabilities	1,401,656	-		1,401,656	1,316,856	5,637,936	534,650		7,489,442

Shareholders' equity:
Share capital	50,973,331	-		50,973,331	47,889,444	173,023,140	(35,373,541)	3e	185,539,043
Share based payments reserve	1,573,415	-		1,573,415	1,478,223	-	(1,478,223)	3e	-
Foreign currency translation reserve	(125,060)	125,060	3b	-	-	-	-		-
Contributed surplus	-	-		-	-	13,510,415	126,000	3e	13,636,415
Deficit	(50,260,470)	(934,787)	3a	(51,320,317)	(48,215,438)	(153,130,276)	48,215,438	3f	(153,130,276)
		(125,060)	3b
Total shareholders' equity	2,161,216	(934,787)		1,226,429	1,152,229	33,403,279	11,489,674		46,045,182
Total liabilities and shareholders' equity	3,562,872	(934,787)		2,628,085	2,469,085	39,041,215	12,024,324		53,534,624

See accompanying notes to pro forma condensed combined financial statements.

YM BIOSCIENCES INC.

Pro Forma Condensed Combined Statement of Operations for the Year Ended June 30, 2009

(Unaudited)
(Expressed in Canadian dollars, unless otherwise noted)	(A)	(B)		(A+B)	(C)	(D)	(E)		(C+D+E)
		AIFRS/Cdn GAAP				YM	Pro Forma		Pro Forma
	Cytopia	Adjustments	Notes	Cytopia	Cytopia	Biosciences	Adjustments	Notes	Consolidated
	$Aus	$Aus		$Aus	$Cdn	$Cdn	$Cdn		$Cdn
	AIFRS			Cdn GAAP	Cdn GAAP	Cdn GAAP			Cdn GAAP
Revenue
Out-licensing revenue	3,792,594	-		3,792,594	3,269,975	4,543,280	(896,819)	4f	6,916,436
Interest income	388,403	-		388,403	334,881	1,070,264	-		1,405,145
	4,180,997	-		4,180,997	3,604,856	5,613,544	(896,819)		8,321,581
Expenses
Licensing and product development	7,916,549	(824,476)	4a	7,367,010	6,351,836	14,172,845	(571,731)	4g	19,617,986
		274,937	4b				4,316	4g
							(295,288)	4h
							(43,992)	4i
General and administrative	3,614,172	-		3,614,172	3,116,139	4,839,870	62,462	4e	7,869,594
							(204,401)	4g
							43,755	4g
							(45,231)	4i
							57,000	4i
	11,530,721	(549,539)		10,981,182	9,467,975	19,012,715	(993,110)		27,487,580

Loss before the undernoted	(7,349,724)	549,539		(6,800,185)	(5,863,119)	(13,399,171)	96,291		(19,165,999)
Gain (loss) on foreign exchange	-	19,769	4c	19,769	17,045	67,075	62,462	4e	146,582
Gain (loss) on short-term deposits	-	-		-	-	(40,200)	-		(40,200)
Gain on sale of marketable securities	-	-		-	-	-	18,327	4d	18,327
Other income	845,732	(824,476)	4a	21,256	18,327	307,140	(18,327)	4d	307,140

Loss before income taxes	(6,503,992)	(255,168)		(6,759,160)	(5,827,747)	(13,065,156)	158,753		(18,734,150)

Current income taxes	11,775	-		11,775	10,152	4,310	-		14,462
Loss for the year	(6,515,767)	(255,168)		(6,770,935)	(5,837,899)	(13,069,466)	158,753		(18,748,612)

Basic and diluted loss per common share	0.08			0.08	0.07	0.23			0.30

Weighted average number of common shares outstanding	84,679,499			84,679,499	84,679,499	55,835,356			63,112,044

See accompanying notes to pro forma condensed combined financial statements.

YM BIOSCIENCES INC.

Pro Forma Condensed Combined Statement of Operations for the Six Months Ended December 31, 2009

(Unaudited)
(Expressed in Canadian dollars, unless otherwise noted)	(A)	(B)		(A+B)	(C)	(D)	(E)		(C+D+E)
		AIFRS/Cdn GAAP				YM	Pro Forma		Pro Forma
	Cytopia	Adjustments	Notes	Cytopia	Cytopia	Biosciences	Adjustments	Notes	Consolidated
	$Aus	$Aus		$Aus	$Cdn	$Cdn	$Cdn		$Cdn
	AIFRS			Cdn GAAP	Cdn GAAP	Cdn GAAP			Cdn GAAP
Revenue
Out-licensing revenue	21,652	-		21,652	20,299	1,425,121	-		1,445,420
Interest income	20,360	-		20,360	19,088	32,293	-		51,381
	42,012	-		42,012	39,387	1,457,414	-		1,496,801
Expenses
Licensing and product development	1,314,001	(203,000)	4a	1,248,470	1,170,441	4,808,994	(160,540)	4h	5,851,219
		137,469	4b				32,324	4i
General and administrative	1,555,330	-		1,555,330	1,458,122	3,483,762	35,945	4e	5,053,726
							(62,323)	4g
							23,788	4g
							114,432	4i
	2,869,331	(65,531)		2,803,800	2,628,563	8,292,756	(16,374)		10,904,945

Loss before the undernoted	(2,827,319)	65,531		(2,761,788)	(2,589,176)	(6,835,342)	16,374		(9,408,144)
Gain (loss) on foreign exchange	-	63,301	4c	63,301	59,345	(33,877)	(35,945)	4e	(10,477)
Gain (loss) on short-term deposits	-	-		-	-	(9,106)	-		(9,106)
Gain on sale of marketable securities	-	-		-	-	-	-		-
Other income	203,000	(203,000)	4a	-	-	-	-		-

Loss before income taxes	(2,624,319)	(74,168)		(2,698,487)	(2,529,831)	(6,878,325)	(19,571)		(9,427,727)

Current income taxes	-	-		-	-	-	-		-
Loss for the year	(2,624,319)	(74,168)		(2,698,487)	(2,529,831)	(6,878,325)	(19,571)		(9,427,727)

Basic and diluted loss per common share	0.03			0.03	0.03	0.12			0.15

Weighted average number of common shares outstanding	84,691,304			84,691,304	84,691,304	55,862,879			63,139,567

See accompanying notes to pro forma condensed combined financial statements.

YM BIOSCIENCES INC.

Notes to Pro Forma Condensed Combined Financial Statements
For the six months ended December 31, 2009 and for the year ended June 30, 2009 (Unaudited)

(Expressed in Canadian dollars, unless otherwise noted)

1.	Description of the Transaction

On January 29, 2010 the Company acquired Cytopia Limited (“Cytopia") a clinical-stage, cancer drug development company based in Melbourne, Australia.  This transaction was conducted by a Scheme of Arrangement whereby YM acquired all of the issued shares and options in Cytopia.  The terms of the Arrangement were as follows:

•
Cytopia shareholders received 0.0852 YM common shares for each Cytopia common share held at the record date, as the 20-day volume weighted average price of YM common shares traded on the Toronto Stock Exchange and the New York Stock Exchange/Amex, ending on the day prior to the effective date of January 15, 2009 of $1.6178 was in the range of $1.2905 to $2.3966.  This resulted in the issuance of a total of 7,215,053 YM common shares, based on the number of Cytopia common shares outstanding on the record date.

•
The holders of Cytopia partly paid shares received 61,635 YM common shares and 138,442 YM stock options as consideration for the exchange of their partly paid shares. Partly paid shares are issued but not fully paid and there are restrictions as to rights and trading of partly paid shares.

•	Cytopia optionholders received 225,950 YM stock options in consideration for the cancellation of their Cytopia options. The fair value of the options issued by YM was $57,000.

The purchase price (value of YM common shares issued plus the fair value of stock options issued in exchange for the partly paid shares) for Cytopia was estimated to be $12.642 million.  The value of the YM common shares issued was determined using the closing price of YM common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72. The value of the 138,442 stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.00 to $15.00; risk-free interest rates of 3.28%; volatility factor of 83.6%; and estimated life prior to exercise of options of 7 years.

The value of the 225,950 stock options issued to Cytopia stock option holders was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.71 to $15.27; risk-free interest rate of 1.41%; volatility factor of 99.6 to 117.5%; and estimated life prior to exercise of options from 1 month to 30 months. The fair value of these YM stock options issued is not part of the consideration paid for accounting purposes.

YM has incurred acquisition costs of approximately $1,000,000 of which $622,000 were recorded in general and administrative expenses for the six months ended December 31, 2009.  The transaction is a business combination and YM will apply the acquisition method of accounting for the transaction.

At the completion of the transaction, the former shareholders of YM will control approximately 88.5% of the combined consolidated entity and the existing Cytopia shareholders will represent approximately 11.5% of the combined company.

2.	Basis of presentation

The accompanying unaudited pro forma condensed combined financial statements (Statements) give effect to the above described transaction between YM and Cytopia as if it had occurred July 1, 2008 for the purposes of the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2009 and for the year ended June 30, 2009, and as if it occurred December 31, 2009 for the purposes of the unaudited pro forma condensed combined balance sheet as at December 31, 2009.

The unaudited pro forma condensed combined statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which except as described in note 16 to the Company’s audited consolidated financial statements for the year ended June 30, 2009, conform in all material respects to accounting principles generally accepted in the United States (US GAAP).  The accounting policies used in the preparation of the Statements are consistent with those used by YM in the preparation of the consolidated financial statements for the six months ended December 31, 2009 and for the year ended June 30, 2009 except for the adoption of CICA Handbook Section 1582 Business Combinations, Section 1602 Non-controlling Interests, and Section 1601 Consolidated Financial Statements effective July 1, 2009.  The financial statements of Cytopia for the six months ended December 31, 2009 and for the year ended June 30, 2009, were prepared in accordance with accounting principles generally accepted in Australia which is comprised of the Australian International Financial Reporting Standards (AIFRS).  These accounts were reconciled from AIFRS to Canadian GAAP for all significant differences in the footnotes to the Cytopia financial statements which are attached. Cytopia’s Canadian GAAP financial statement amounts have been translated from Australian dollars to Canadian dollars using the average exchange rates for the statements of operations for the periods presented and using the closing exchange rate on December 31, 2009 for the balance sheet, and the adjustments and assumptions outlined below.

The Statements have been prepared using the following information and should be read in conjunction with the audited financial statements of YM as at and for the year ended June 30, 2009 and the audited financial statements of Cytopia as at and for the year ended June 30, 2009. The unaudited pro forma condensed combined information is not necessarily indicative of the financial position or results of operations that may actually have occurred had the merger taken place on the dates noted, or of the future financial position or operating results of the combined company.

3.	Unaudited pro forma balance sheet

The following assumptions and adjustments were made to the unaudited condensed combined pro forma balance sheet of YM and Cytopia as at December 31, 2009 to reflect the transaction described in note 1 as if the transaction had occurred on December 31, 2009.  Amounts shown in the Cytopia $Aus column were translated from Australian dollars to Canadian dollars at 0.9395, the exchange rate in effect on December 31, 2009.

Accounting for the Cytopia Transaction

The pro forma adjustments in Australian dollars to reflect the conversion from AIFRS to Canadian GAAP are as follows:

a.      CICA Handbook Section 1581 Business Combinations (Section 1581) was applicable for the business combination on June 28, 2004 which requires a business to be acquired in the transaction for the accounting rules relating to business combinations to be applied. EIC-124 Definition of a Business defines what constitutes a business for the purpose of business combinations and provided examples of application, which indicate that an organization in its developmental phase is generally not considered a business and therefore is excluded from the scope of Section 1581.

Accordingly, the transaction on June 28, 2004 under Canadian GAAP would have been accounted for as a purchase of assets rather than a business combination. CICA Handbook Section 3450 Research and Development Costs (Section 3450), applicable at the time of the transaction, provided that the costs of intangible assets, such as patents or licenses, purchased from others for use in research and development activities is capitalized and amortized to research and development expense over their useful lives.

As the recognition of the intangible asset at June 28, 2004 was other than through a business combination and it had a tax base of nil, it gave rise to a temporary difference under CICA Handbook Section 3465 Income Taxes (Section 3465). As such, the cost of future income taxes recognized at the time of acquisition should be added to the cost of the asset; that is the intangible asset is “grossed-up” to recognize a corresponding tax liability. At the acquisition date, there was sufficient unrecognized deferred tax assets in Cytopia Research Pty Ltd. to offset this resultant deferred tax liability, and would therefore have been recognized as a credit to income tax expense/ benefit in the statement of operations in that year.

Therefore, under Canadian GAAP, goodwill at cost, which has not been previously amortized, of AUD$1,347,192 has been restated as an intangible asset at cost, being acquired technologies consistent with YM’s classification. The cost of the intangible asset, including the amount for future income taxes, is AUD$1,924,560. The estimated useful life of acquired technologies, and consequent amortization period, was assessed by Cytopia management as 7 years. This results in accumulated amortization on the acquired technologies as at December 31, 2009 of AUD$1,512,155, of which AUD$1,374,686 was debited against opening deficit and AUD$137,469 was debited against current year amortization expense. The net carrying value at December 31, 2009 of the restated asset is therefore AUD$412,405. The deferred tax liability arising of AUD$577,368 [being AUD$1,924,560 x 30%] credited to the opening deficit in addition to the debit for accumulated amortization resulted in a net debit to the deficit of AUD$934,787.

b.      Under AASB 121 “The Effect of Changes in Foreign Exchange Rates”, the translation of Cytopia Inc., a wholly owned subsidiary located in the United States, was performed by translating the accounts of the subsidiary prepared in its U.S. dollar functional currency into the presentation currency of Australian dollars. In this translation, all balance sheet items were translated at the spot rate on December 31, 2009 and all statement of operations transactions for the six month period were translated at the average rate for the period. The resultant translation differences were recorded in a separate component in equity, being the foreign currency translation reserve.

Under CICA Handbook Section 1651 Foreign Currency Translation (Section 1651), this subsidiary is classified as an integrated foreign operation. As such, the temporal method should be used to translate the financial statements of Cytopia Inc. The major differences between this and the method currently applied under AIFRS, is that non-monetary items are translated at the historical exchange rates with amortization of such assets also being translated at the historical rates applied to the assets to which they relate. Section 1651 requires exchange gains and losses arising on the translation of financial statements of an integrated foreign operation to be included in net income for the period.

As there were no non-monetary assets of the subsidiary as at December 31, 2009, there were no differences resulting from the translation of assets and liabilities between AIFRS and Canadian GAAP. As a result of applying the temporal method historically, the AUD$125,060 foreign currency translation reserve as at December 31, 2009 under AIFRS was eliminated against the deficit.

The pro forma adjustments in Canadian dollars to reflect the acquisition are as follows:

The Cytopia transaction was accounted for using the acquisition method of accounting. The total purchase consideration noted below has been provisionally allocated to Cytopia’s assets and liabilities, based on the estimated fair value of such items.  These fair values were based on management’s preliminary estimates and are subject to change once the final valuations have been completed.

Fair value of consideration paid:
7,276,688 common shares of YM	$12,515,903
138,442 stock options of YM	126,000
$12,641,903

Assets acquired:

Cash	$1,299,378
Accounts receivable	218,594
Property and equipment	24,019
Intangible assets	12,951,418
14,493,409
Liabilities assumed:
Accounts payable and accrued liabilities	(1,834,669)
Other liabilities	(16,837)
(1,851,506)
Net assets acquired	$12,641,903
Cytopia has accumulated approximately AUD$63,520,000 of unused tax losses as at June 30, 2009. Due to the risks inherent in the biotech industry in general and the history of operating losses of the Company and Cytopia, the fair value of these future tax assets has been determined to be nil at the time of acquisition.

The unaudited pro forma purchase equation adjustments and allocation of purchase price are preliminary and are based on management’s estimates of the fair value of the assets and liabilities assumed. Because the Company has only recently acquired Cytopia, it is not practicable to definitively allocate the purchase price. The final purchase price allocation will be completed after the asset valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Cytopia that exist as of January 29, 2010. Any final adjustments may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities included in these unaudited pro forma condensed combined financial statements.

c.      Cytopia’s historical value for intangible assets in the amount of $927,094 has been increased to the fair value of the acquired in-process research and development arising from the acquisition of $12,951,418. (927,094 + 12,024,324 = 12,951,418).

d.      Accrued liabilities for obligations of Cytopia triggered by closing in the amount of (US$500,000) $534,650.  Also, $703,073 of Cytopia accounts payable have been reallocated to accrued liabilities to conform with YM’s financial statement presentation. (534,650 + 703,073 = 1,237,723).

e.      Cytopia’s share capital in the amounts of $47,889,444 for Cytopia common and partly paid shares and $1,478,223 for the share based payments reserve have been eliminated.  The value of the 7,276,688 common shares of YM issued as consideration, $12,515,903, has been added to share capital, resulting in a net pro forma adjustment to share capital of ($12,515,903 - $47,889,444 = ($35,373,541). The fair value of the 138,422 YM stock options issued to the holders of the partly paid shares of Cytopia of $126,000 has been added to contributed surplus.

f.      Cytopia’s deficit of $48,215,438 has been eliminated.

4.	Unaudited pro forma statement of operations

The unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2009 and for the year ended June 30, 2009 have been prepared as if the acquisition took place on July 1, 2008, and from information derived from the unaudited consolidated statement of operations of YM for the six months ended December 31, 2009, from the audited consolidated statement of operations of YM for the year ended June 30, 2009, from the unaudited statement of income of Cytopia for the six months ended December 31, 2009 and from the audited statement of income of Cytopia for the year ended June 30, 2009.  Cytopia’s accounts were reconciled from AIFRS to Canadian GAAP for all significant differences in the footnotes to the Cytopia financial statements which are attached. Cytopia’s Canadian GAAP financial statements in Australian dollars were converted to Canadian dollars using the average exchange rate for the six months ended December 31, 2009 of  AUD$1 = C$0.9375 and for the year ended June 30, 2009 of AUD$1 = C$0.8622.

The pro forma adjustments in Australian dollars to reflect the conversion from AIFRS to Canadian GAAP are as follows:

a.      Cytopia recognized government grants as other income. YM’s accounting policy choice is to present government assistance, including investment tax credits relating to development costs, as a reduction of the development costs when there is reasonable assurance that the assistance will be received. In accordance with YM’s presentation, for the six months ended December 31, 2009 AUD$203,000 (for the year ended June 30, 2009 - AUD$824,476) of government grants have been reclassified from other income and credited against Licensing and Product Development expenses.

b.      As noted under Section 3(a) above, under Canadian GAAP an intangible asset representing the acquired technologies would have been recorded rather than goodwill. The intangible asset was determined by management of Cytopia to have a useful life of 7 years. Amortization of this intangible asset for the six months ended December 31, 2009 under Canadian GAAP is AUD$137,469 (for the year ended June 30, 2009 - AUD$274,937).

c.      As noted under Section 3(b) above, as a result of applying the temporal method of currency translation historically, for the six months ended December 31, 2009 an adjustment of AUD$63,301 (for the year ended June 30, 2009 - AUD$19,769) was made to record the current year foreign exchange gain and is shown on a separate line on the statement of operations consistent with YM’s presentation.

The pro forma adjustments in Canadian dollars to prepare the unaudited pro forma condensed combined statement of operations are as follows:

d.      A gain on sale of marketable securities for the six months ended December 31, 2009 of AUD$nil (for the year ended June 30, 2009 - $18,327) included in “Other income” of Cytopia was reallocated to a separate line on the statement of operations to conform to YM’s financial statement presentation.

e.      For the six months ended December 31, 2009 a $35,945 loss (for the year ended June 30, 2009 - $62,462 gain) on foreign exchange included in “General and administrative” expenses of Cytopia was reallocated to a separate line on the statement of operations to conform to YM’s financial statement presentation.

f.      The fair value of Cytopia’s deferred revenue as at July 1, 2008 was determined to be zero as the contract proceeds had already been received into cash and there are no continuing performance obligations relating to those payments.  Accordingly, the recognition of this deferred revenue in the statement of operations for the year ended June 30, 2009 of $896,819 was reversed.

g.      The fair value of Cytopia’s furniture and fixtures, included in property and equipment, as at July 1, 2008 was determined to be $42,844, and accordingly was amortized on a straight line basis over 5 years in accordance with YM’s accounting policy.  The fair value of Cytopia’s leasehold improvements, included in property and equipment, was determined to be $54,479 and was amortized based on the remaining lease term. In addition, property and equipment held for resale with a fair value of $240,582, was not amortized in the six months ended December 31, 2009 or for the year ended June 30, 2009.

Cytopia’s property and equipment were fair valued on acquisition, therefore the amortization based on historical costs was reversed in the amount of $nil for the six months ended December 31, 2009 (for the year ended June 30, 2009 - $571,731) from “Licensing and product development” expenses and reversed in the amount of $62,323 for the six months ended December 31, 2009 (for the year ended June 30, 2009 - $204,401) from “General and administrative” expenses. Amortization based on the fair value of the property and equipment at acquisition for the six months ended December 31, 2009 of $23,788; $nil to “Licensing and product development” expenses and $23,788 to “General and administrative” expenses (for the year ended June 30, 2009 - $48,071; $4,316 to “Licensing and product development” expenses and $43,755 to “General and administrative” expenses) was recorded.

h.      Cytopia total amortization expense on intangible assets of $160,540 for the six months ended December 31, 2009 and $295,288 for the year ended June 30, 2009 were eliminated. On acquisition, under the recently adopted CICA Handbook Section 1582, the acquired research and development assets are recorded as indefinite life intangible assets that only begin to be amortized when the assets are fully developed. .  The estimates of fair value may change as additional information becomes available.

i.      As the stock options of Cytopia will be replaced with new stock options of YM, the General and administrative stock-based compensation expense relating to Cytopia stock options in the amount of $114,432 credit for the six months ended December 31, 2009 (for the year ended June 30, 2009 - $45,231 debit) have been eliminated.  The licensing and development stock-based compensation expense relating to Cytopia stock options in the amount of $32,324 credit for the six months ended December 31, 2009 (for the year ended June 30, 2009 - $43,992 debit) have also been eliminated.

5.	Pro forma loss per common share

The calculation of basic and diluted loss per common share in the pro forma condensed combined statements of operations is based on the pro forma number of common shares of YM outstanding for the six months ended December 31, 2009 and for the year ended June 30, 2009 had the issuance of the 7,276,688 common shares of YM related to the pro forma transactions taken place on July 1, 2008.

6.	Reconciliation of pro forma information to United States GAAP:

a.      If United States GAAP were employed, the pro forma condensed combined balance sheet as at December 31, 2009 would be adjusted as follows:

Under Canadian GAAP, in-process research and development assets acquired by YM prior to 2009 were capitalized and amortized over the estimate of their useful lives. Under United States GAAP in effect at the the time of the historical acquistion, in-process research and development costs were expensed at the time of acquisition. Therefore, under United States GAAP, acquired research and development costs (the intangible assets on YM's balance sheet) would be lower by $2,474,597, and total assets, the deficit, and total shareholders’ equity would each be similarly reduced.

b.      If United States GAAP were employed, the pro forma condensed combined statements of operations for the six months ended December 31, 2009 and for the year ended June 30, 2009 would be adjusted as follows:

As a result of the expensing of the in-process research and development costs for United States GAAP as described in 6(b) above, the amortization reflected in the pro forma condensed combined consolidated statement of operations for the six months ended December 31, 2009 and for the year ended June 30, 2009 would be lower by $530,271 and $1,060,541, respectively, with a corresponding decrease in the net loss for the two periods.